Exhibit 99.1

Calgary, Alberta (October 23, 2013)

Encana Corporation (TSX: ECA) (NYSE: ECA) recorded a second consecutive profitable quarter with third quarter 2013 net earnings of $188 million or $0.25 per share, cash flow of $660 million or $0.89 per share and operating earnings of $150 million or $0.20 per share. Year to date, the Company has generated net earnings of $487 million or $0.66 per share, cash flow of $1.9 billion or $2.58 per share and operating earnings of $576 million or $0.78 per share.

Oil and natural gas liquids (NGLs) production volumes in the quarter averaged approximately 58,200 barrels per day (bbls/d), a 92 percent year-over-year increase compared to the third quarter of 2012. The company remains on track to achieve total liquids production of 50,000 bbls/d to 60,000 bbls/d for the year, compared to an average of 31,000 bbls/d in 2012, and expects to exit the year with liquids production in the 70,000 bbls/d to 75,000 bbls/d range. Year-to-date, 64 percent of Encana’s liquids production is comprised of higher-value condensate and light oil.

Third quarter natural gas production volumes averaged approximately 2.7 billion cubic feet per day (Bcf/d). Encana has revised its guidance for expected 2013 natural gas production to be between 2.7 Bcf/d and 2.8 Bcf/d, an adjustment which reflects asset divestitures and delays associated with ongoing work to ramp up the Deep Panuke offshore project to its full production capacity.

Cost improvement initiatives starting to show results

Earlier in the year, Encana set a target to achieve cost savings and capital efficiency gains of $100 million to $150 million over 18 months relative to budgeted plans; by year-end, the Company expects to realize about $110 million of that total. The Company expects full year cash flow to be near the high end of its current guidance range and has lowered its capital spending guidance to reflect a planned spend in the range of $2.7 billion to $2.9 billion. Encana finished the quarter with a period end balance of about $3.3 billion in cash and cash equivalents.

“The effort our staff has made in reducing costs has contributed to improved cash flow. Our disciplined capital focus through the year along with our stronger cash balance, positions us well as we prepare to make changes to align the business with our future strategic direction,” says Doug Suttles, Encana President & CEO. “In addition, we are on track to hit our year-end exit rate liquids production target of 70,000 bbls/d to 75,000 bbls/d.”

Encana has today posted its revised Corporate Guidance on its website, www.encana.com.

Strategy review process making rapid progress

“We are making rapid progress in the development of our strategy and reached a major milestone with the recent announcement of our new organizational structure and Senior Management team,” says Suttles. “We’re focusing our energy on finalizing our strategy which will inform our capital allocation decisions for 2014 and beyond.”

“Our goal is to make Encana a more focused, dynamic and efficient organization,” adds Suttles. “The changes we’ve made to date and the changes we will be making in the near term are positioning Encana to generate high quality returns for our shareholders.”

The Company plans to announce its long-term strategic plan and fourth quarter dividend before the end of the year.

Third quarter report

for the period ended September 30, 2013

Operational highlights

•	Sales gas production started offshore at Deep Panuke during the third quarter on August 11. All four wells are cumulatively producing at a restricted rate of approximately 175 MMcf/d to 200 MMcf/d as final work continues on the platform’s processing systems to bring the platform to its full capacity of 300 million cubic feet per day (MMcf/d).

•	In the Duvernay play of west-central Alberta, the Company’s 8-5 well, which had an initial production rate of 1400 bbls/d of field condensate and 4 MMcf/d of natural gas over its first 30 days, continues to exceed expectations producing at a rate of 350 bbls/d of condensate and 2 MMcf/d of natural gas after more than 160 days. To date, the well has produced over 100 thousand barrels of field condensate and 400 million cubic feet of natural gas. Overall, 12 horizontal wells have been completed in the play with 10 on production and two currently being tied in. Free condensate yield results remain strong with a range of 45 to 300 barrels per million cubic feet (bbls/MMcf).

•	In Gordondale, two recent oil wells produced 1,100 bbls/d per well for the first four days. Two seven-well oil pads, each capable of producing between 4,000 to 5,000 bbls/d of oil, are expected to be brought online in the fourth quarter.

•	The Company had more strong results in the Bighorn area with three wells in the Falher F/Wilrich formation testing above 19 MMcf/d each, with liquids production at 950 bbls/d per well and a Dunvegan well is currently producing 8 MMcf/d and 170 bbls/d of field condensate. Improvements in operations have also resulted in a 30 percent decrease in completions costs.

•	In the San Juan Basin, the most recent four wells had initial production rates between 400 bbls/d and 500 bbls/d of oil over the first 30 days. Well costs continue to decrease and the newer wells have been drilled twice as fast as the original wells, some with total well costs under $4.0 million per well. Encana drilled nine wells in the San Juan Basin during the third quarter and currently has 23 wells on production in the play.

•	The company is pleased to confirm that its operations experienced no reportable spills or major environmental issues as a result of the severe flooding that affected the DJ Basin in Colorado. The annual production impact is estimated to be minimal at a reduction of less than 250 bbls/d of oil and NGLs.

Encana delivers on cash flow with risk management program in place

At September 30, 2013, Encana has hedged approximately 2,255 MMcf/d of expected October to December 2013 natural gas production using NYMEX fixed price contracts at an average price of $4.37 per thousand cubic feet (Mcf), approximately 1,538 MMcf/d of expected 2014 production at an average price of $4.19 per Mcf and approximately 825 MMcf/d of expected 2015 production at an average price of $4.37 per Mcf.

In addition, Encana has hedged approximately 16,890 bbls/d of expected October to December 2013 oil production using a WTI equivalent price of $100.00 per barrel and approximately 9,470 barrels per day of expected 2014 oil production at a WTI equivalent price of $94.19 per bbl.

Third Quarter Highlights

Financial Summary

(for the period ended September 30) ($ millions, except per share amounts)	Q3 2013	Q3 2012
Cash flow[1]	660	913
Per share diluted	0.89	1.24
Operating earnings[1]	150	263
Per share diluted	0.20	0.36

Earnings Reconciliation Summary

Net earnings (loss)	188	(1,244)
After tax (addition) deduction:
Unrealized hedging gain (loss)	(89)	(428)
Impairments	(16)	(1,193)
Non-operating foreign exchange gain (loss)	105	162
Income tax adjustments	38	(48)
Operating earnings[1]	150	263
Per share diluted	0.20	0.36

[1]	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on page 3.

Encana Corporation	2	Third Quarter Interim Report

Third quarter report

for the period ended September 30, 2013

Production Summary (Third Quarter)
(For the period ended September 30) (After royalties) (Average production)	Q3 2013	Q3 2012	% Δ
Natural gas (MMcf/d)	2,723	2,905	-6
Liquids (Mbbls/d)	58.2	30.3	92

Liquids Production Volumes (Year-to-date)

(For the period ended September 30) (After royalties) (Average Mbbls/d)	2013	% of Total
Oil	23.4	47
Plant Condensate	8.3	17
Butane	4.2	8
Propane	6.6	13
Ethane	7.3	15

	49.8	100

Third Quarter Natural Gas and Liquids Prices

	Q3 2013	Q3 2012
Natural gas
NYMEX ($/MMBtu)	3.58	2.81
Encana realized gas price[1] ($/Mcf)	4.00	4.91
Oil and Natural Gas Liquids($/bbl)
WTI	105.81	92.20
Encana realized NGLs price	46.35	61.34
Encana realized oil price[1]	90.42	80.04

[1]	Realized prices include the impact of financial hedging.

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids-rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

•	Operating earnings is a non-GAAP measure defined as net earnings excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

Encana Corporation	3	Third Quarter Interim Report

Third quarter report

for the period ended September 30, 2013

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

ADVISORY REGARDING OIL AND GAS INFORMATION—Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS—In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: 2013 total liquids and natural gas production; the composition of the company’s liquids production; anticipated drilling and the success thereof; anticipated production from wells, including in the Deep Panuke, Duvernay, Gordondale, Bighorn, San Juan Basin and DJ Basin areas; anticipated capital investment; expected adherence to the company’s 2013 capital spending plan; expected amounts of cash, cash equivalents and cash flow by year end; achieving 2013 Corporate Guidance; anticipated cost savings and improved capital and operating efficiencies; anticipated natural gas prices over the next few years; anticipated timing for the development and implementation of the company’s strategy; anticipated returns for shareholders; anticipated divestitures and the proceeds therefrom; and the volume and timing of production capacity from Deep Panuke.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability

Encana Corporation	4	Third Quarter Interim Report

Third quarter report

for the period ended September 30, 2013

of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2013 cash flow for Encana is based upon, among other things, achieving average production for 2013 of between 2.7 Bcf/d and 2.8 Bcf/d of natural gas and 50,000 bbls/d to 60,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.75 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Encana Corporation	5	Third Quarter Interim Report

Third quarter report

for the period ended September 30, 2013

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the unaudited interim Condensed Consolidated Financial Statements for the period ended September 30, 2013 (“Interim Condensed Consolidated Financial Statements”), as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2012.

The Interim Condensed Consolidated Financial Statements and comparative information have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) and in U.S. dollars, except where another currency has been indicated. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting standards and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent oil, natural gas liquids (“NGLs”) and condensate. The term “liquids rich” is used to represent natural gas streams with associated liquids volumes. This document is dated October 22, 2013.

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Operating Earnings; Revenues, Net of Royalties, Excluding Unrealized Hedging; Net Debt to Debt Adjusted Cash Flow; Debt to Debt Adjusted Cash Flow; Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”); Debt to Adjusted EBITDA; and Debt to Adjusted Capitalization. Further information can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and of Net Earnings to Operating Earnings.

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency and References to Encana.

Encana’s Strategic Objectives

Encana is a leading North American energy producer that is focused on developing its strong portfolio of diverse resource plays producing natural gas, oil and NGLs. Encana is committed to growing long-term shareholder value and paying dividends. The Company is pursuing the key business objectives of maintaining financial strength, optimizing capital investments in its highest return projects, maximizing profitability through operating efficiencies, reducing costs and leveraging flexibility through market fundamentals. Encana also actively advocates expanding the use of natural gas in North American power generation, transportation and industrial applications. Encana is in the process of developing a new strategy, which is expected to be implemented in 2014.

Encana has a history of entering prospective plays early and leveraging technology to unlock resources and build the underlying productive capacity at a low cost. Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures, while reducing its environmental footprint through resource play optimization. The Company’s resource play hub model, which utilizes highly integrated production facilities, is used to develop resources by drilling multiple wells from central pad sites. Ongoing cost reductions are achieved through repeatable operations, optimizing equipment and processes, by applying continuous improvement techniques.

Encana hedges a portion of its expected natural gas and oil production volumes. The Company’s hedging program reduces volatility and helps sustain Cash Flow and netbacks during periods of lower prices. Further information on the Company’s commodity price positions as at September 30, 2013 can be found in the Results Overview section of this MD&A and in Note 17 to the Interim Condensed Consolidated Financial Statements.

Additional information on expected results can be found in Encana’s 2013 Corporate Guidance on the Company’s website www.encana.com.

Encana Corporation	6	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Encana’s Business

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada.

•	USA Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S.

•	Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•	Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation. Financial information is presented on an after eliminations basis within this MD&A.

Encana Corporation	7	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Results Overview

In the three months ended September 30, 2013, Encana reported:

•	Cash Flow of $660 million, Operating Earnings of $150 million and Net Earnings of $188 million.

•	Average natural gas production volumes of 2,723 million cubic feet (“MMcf”) per day (“MMcf/d”) and average oil and NGL production volumes of 58.2 thousand barrels (“Mbbls”) per day (“Mbbls/d”).

•	Realized financial commodity hedging gains of $175 million before tax.

•	Average realized natural gas prices, including financial hedges, of $4.00 per thousand cubic feet (“Mcf”). Average realized oil prices, including financial hedges, of $90.42 per barrel (“bbl”). Average realized NGL prices of $46.35 per bbl.

•	Received proceeds from divestitures totaling $103 million.

•	Dividends paid of $0.20 per share.

In the nine months ended September 30, 2013, Encana reported:

•	Cash Flow of $1,904 million, Operating Earnings of $576 million and Net Earnings of $487 million.

•	Average natural gas production volumes of 2,788 MMcf/d and average oil and NGL production volumes of 49.8 Mbbls/d.

•	Realized financial commodity hedging gains of $370 million before tax.

•	Average realized natural gas prices, including financial hedges, of $4.01 per Mcf. Average realized oil prices, including financial hedges, of $89.52 per bbl. Average realized NGL prices of $49.10 per bbl.

•	Received proceeds from divestitures totaling $610 million.

•	Dividends paid of $0.60 per share.

Encana Corporation	8	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Financial Results

	Nine months ended September 30		2013			2012				2011
($ millions, except per share)	2013	2012	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Cash Flow (1)	$1,904	$2,728	$660	$665	$579	$809	$913	$794	$1,021	$983
per share—diluted	2.58	3.71	0.89	0.90	0.79	1.10	1.24	1.08	1.39	1.33
Operating Earnings (1)	576	701	150	247	179	296	263	198	240	232
per share—diluted	0.78	0.95	0.20	0.34	0.24	0.40	0.36	0.27	0.33	0.31
Net Earnings (Loss)	487	(2,714)	188	730	(431)	(80)	(1,244)	(1,482)	12	(476)
per share—basic and diluted	0.66	(3.69)	0.25	0.99	(0.59)	(0.11)	(1.69)	(2.01)	0.02	(0.65)
Production Volumes
Natural Gas (MMcf/d)	2,788	2,993	2,723	2,766	2,877	2,948	2,905	2,802	3,272	3,459
Oil and NGLs (Mbbls/d)
Oil	23.4	17.3	27.2	22.9	20.0	18.5	17.5	17.9	16.5	13.7
NGLs	26.4	12.0	31.0	24.7	23.5	17.7	12.8	10.3	12.8	10.2
Total Oil and NGLs	49.8	29.3	58.2	47.6	43.5	36.2	30.3	28.2	29.3	23.9
Capital Investment	1,995	2,696	641	639	715	780	779	797	1,120	1,008
Net Acquisitions & (Divestitures)	(449)	(2,337)	(51)	(312)	(86)	(1,327)	31	(8)	(2,360)	(1,538)
Revenues, Net of Royalties	4,435	3,555	1,392	1,984	1,059	1,605	1,025	731	1,799	2,461
Revenues, Net of Royalties, Excluding Unrealized Hedging(1)	4,486	4,878	1,518	1,523	1,445	1,723	1,623	1,526	1,729	1,883
Realized Hedging Gains, before tax	370	1,741	175	52	143	420	578	636	527	331
Ceiling Test Impairments, after tax	—	(2,888)	—	—	—	(291)	(1,193)	(1,695)	—	(1,105)

(1)	A non-GAAP measure, which is defined under the Non-GAAP measures section of this MD&A.

Three months ended September 30, 2013 versus September 30, 2012

Cash Flow of $660 million decreased $253 million primarily due to lower realized financial hedging gains of $403 million before tax, partially offset by higher oil and NGL production volumes which increased revenues $187 million. In the three months ended September 30, 2013, Cash Flow was impacted by the following significant items:

•	Realized financial hedging gains before tax were $175 million compared to $578 million in 2012.

•	Average realized natural gas prices, excluding financial hedges, were $3.26 per Mcf compared to $2.77 per Mcf in 2012 reflecting higher benchmark prices. Average natural gas production volumes of 2,723 MMcf/d decreased 182 MMcf/d from 2,905 MMcf/d in 2012 primarily as a result of the Company’s capital investment focus in oil and liquids rich natural gas plays, a reduced capital investment program and natural declines, partially offset by shut-in production volumes in 2012.

•	Average oil and NGL production volumes of 58.2 Mbbls/d increased 27.9 Mbbls/d from 30.3 Mbbls/d in 2012 primarily due to successful drilling programs in oil and liquids rich natural gas plays, the extraction of additional liquids volumes processed through third party facilities and additional NGL volumes resulting from renegotiated gathering and processing agreements.

•	Transportation and processing expense increased $69 million primarily due to costs related to higher production volumes processed through third party facilities, costs related to the Deep Panuke offshore natural gas project and higher firm processing costs.

Encana Corporation	9	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Operating Earnings of $150 million decreased $113 million primarily due to the items discussed in the Cash Flow section, partially offset by lower depreciation, depletion and amortization (“DD&A”) and lower deferred tax.

Net Earnings of $188 million increased primarily due to the inclusion of an after-tax non-cash ceiling test impairment of $1,193 million in the 2012 comparative and the items discussed in the Cash Flow and Operating Earnings sections. Net Earnings for the third quarter of 2013 also increased due to lower unrealized hedging losses of $339 million after tax and were partially offset by a lower after-tax non-operating foreign exchange gain.

The Company’s after-tax non-cash ceiling test impairment in the third quarter of 2012 primarily resulted from the decline in the 12-month average trailing natural gas prices. Under full cost accounting, the carrying amount of Encana’s natural gas and oil properties within each country cost centre is subject to a ceiling test performed quarterly. Ceiling test impairments are recognized when the capitalized costs aggregated by country exceed the sum of the estimated after-tax future net cash flows from proved reserves as calculated under Securities and Exchange Commission (“SEC”) requirements using the 12-month average trailing prices and discounted at 10 percent.

Nine months ended September 30, 2013 versus September 30, 2012

Cash Flow of $1,904 million decreased $824 million primarily due to lower realized financial hedging gains of $1,371 million before tax, partially offset by higher realized natural gas prices which increased revenues $721 million. In the nine months ended September 30, 2013, Cash Flow was impacted by the following significant items:

•	Realized financial hedging gains before tax were $370 million compared to $1,741 million in 2012.

•	Average realized natural gas prices, excluding financial hedges, were $3.53 per Mcf compared to $2.62 per Mcf in 2012 reflecting higher benchmark prices. Average natural gas production volumes of 2,788 MMcf/d decreased 205 MMcf/d from 2,993 MMcf/d in 2012 primarily as a result of the Company’s capital investment focus in oil and liquids rich natural gas plays, a reduced capital investment program and natural declines, partially offset by shut-in production volumes in 2012.

•	Average realized liquids prices, excluding hedges, were $68.07 per bbl compared to $78.63 per bbl in 2012. Average oil and NGL production volumes of 49.8 Mbbls/d increased 20.5 Mbbls/d from 29.3 Mbbls/d in 2012 primarily due to successful drilling programs in oil and liquids rich natural gas plays, the extraction of additional liquids volumes processed through third party facilities and additional NGL volumes resulting from renegotiated gathering and processing agreements.

•	Transportation and processing expense increased $158 million primarily due to costs related to higher production volumes processed through third party facilities, firm processing costs, additional NGL volumes resulting from renegotiated gathering and processing agreements and costs related to the Deep Panuke offshore natural gas project.

•	Current tax was a recovery of $166 million compared to $262 million in 2012 as discussed in the Other Operating Results section of this MD&A.

Operating Earnings of $576 million decreased $125 million primarily due to the items discussed in the Cash Flow section, partially offset by lower DD&A and lower deferred tax.

Net Earnings of $487 million increased primarily due to the inclusion of an after-tax non-cash ceiling test impairment of $2,888 million in the 2012 comparative and the items discussed in the Cash Flow and Operating Earnings sections. Net Earnings for the first nine months of 2013 also increased due to lower unrealized hedging losses of $907 million after tax and were partially offset by an after-tax non-operating foreign exchange loss.

Encana’s quarterly net earnings can be significantly impacted by fluctuations in commodity prices, realized and unrealized hedging gains and losses, production volumes, foreign exchange rates and non-cash ceiling test impairments which are provided in the Financial Results table and Quarterly Prices and Foreign Exchange Rates table within this MD&A.

Encana Corporation	10	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Quarterly Prices and Foreign Exchange Rates

	Nine months ended September 30		2013			2012				2011
(average for the period)	2013	2012	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Encana Realized Pricing
Natural Gas ($/Mcf)
Including hedging	$4.01	$4.75	$4.00	$4.17	$3.86	$5.02	$4.91	$4.79	$4.58	$4.79
Excluding hedging	3.53	2.62	3.26	3.99	3.35	3.45	2.77	2.25	2.80	3.73
Liquids ($/bbl)
Oil (1)	89.52	85.60	90.42	88.27	89.71	79.75	80.04	84.62	92.65	87.18
NGLs	49.10	68.55	46.35	49.63	52.24	52.97	61.34	72.88	72.30	83.11
Total (1)	68.09	78.63	66.95	68.25	69.45	66.65	72.17	80.32	83.77	85.44
Natural Gas Price Benchmarks
NYMEX ($/MMBtu)	3.67	2.59	3.58	4.09	3.34	3.40	2.81	2.22	2.74	3.55
AECO (C$/Mcf)	3.16	2.18	2.82	3.59	3.08	3.06	2.19	1.83	2.52	3.47
Rockies (Opal) ($/MMBtu)	3.51	2.42	3.37	3.89	3.26	3.26	2.56	2.01	2.67	3.47
HSC ($/MMBtu)	3.65	2.55	3.55	4.11	3.30	3.35	2.84	2.17	2.65	3.49
Basis Differential ($/MMBtu)
AECO/NYMEX	0.57	0.41	0.89	0.56	0.27	0.32	0.62	0.39	0.22	0.17
Rockies/NYMEX	0.16	0.17	0.21	0.20	0.08	0.14	0.25	0.21	0.07	0.08
HSC/NYMEX	0.02	0.04	0.03	(0.02)	0.04	0.05	(0.03)	0.05	0.09	0.06
Oil Price Benchmark
West Texas Intermediate (WTI) ($/bbl)	98.20	96.16	105.81	94.17	94.36	88.22	92.20	93.35	103.03	94.02
Edmonton Light Sweet (C$/bbl)	94.83	87.04	103.65	92.67	87.43	83.99	84.33	83.95	92.23	97.35
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.977	0.998	0.963	0.977	0.992	1.009	1.005	0.990	0.999	0.978

(1)	Including realized hedging gains for 2013. The Company did not settle any oil hedges during 2012 or 2011.

Encana’s financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. In the third quarter and first nine months of 2013, Encana’s average realized natural gas price, excluding hedging, reflected higher benchmark prices compared to 2012. Hedging activities contributed an additional $0.74 per Mcf to the average realized natural gas price in the third quarter of 2013 and an additional $0.48 per Mcf in the first nine months of 2013.

Encana’s average realized oil price, excluding hedging for the third quarter and first nine months of 2013 reflected higher benchmark prices. Hedging activities reduced the average realized oil price by $5.67 per bbl in the third quarter of 2013 and contributed an additional $0.04 per bbl to the average realized oil price in the first nine months of 2013.

As a means of managing commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.

At September 30, 2013, Encana has hedged approximately 2,255 MMcf/d of expected October to December 2013 natural gas production using NYMEX fixed price contracts at an average price of $4.37 per Mcf, approximately 1,538 MMcf/d of expected 2014 production at an average price of $4.19 per Mcf and approximately 825 MMcf/d of expected 2015 production at an average price of $4.37 per Mcf. In addition, Encana has hedged approximately 9.3 Mbbls/d of expected October to December 2013 oil production using Brent fixed price contracts at an average

Encana Corporation	11	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

price of $108.22 per bbl, approximately 7.6 Mbbls/d of expected October to December 2013 oil production using WTI fixed price contracts at an average price of $98.71 per bbl and approximately 9.5 Mbbls/d of expected 2014 oil production using WTI fixed price contracts at an average price of $94.19 per bbl. The Company’s hedging program helps sustain Cash Flow and netbacks during periods of lower prices. For additional information, see the Risk Management—Financial Risks section of this MD&A.

Production and Net Capital Investment

Production Volumes (After Royalties)

	Three months ended September 30		Nine months ended September 30
(average daily)	2013	2012	2013	2012
Natural Gas (MMcf/d)
Canadian Division	1,414	1,299	1,400	1,343
USA Division	1,309	1,606	1,388	1,650

	2,723	2,905	2,788	2,993

Oil (Mbbls/d)
Canadian Division	12.3	7.1	10.2	7.2
USA Division	14.9	10.4	13.2	10.1

	27.2	17.5	23.4	17.3

NGLs (Mbbls/d)
Canadian Division	20.5	10.9	17.4	10.9
USA Division	10.5	1.9	9.0	1.1

	31.0	12.8	26.4	12.0

Total Oil and NGLs (Mbbls/d)
Canadian Division	32.8	18.0	27.6	18.1
USA Division	25.4	12.3	22.2	11.2

	58.2	30.3	49.8	29.3

Average natural gas production volumes in the third quarter and first nine months of 2013 compared to 2012 were impacted by the Company’s capital investment focus in oil and liquids rich natural gas plays and a reduced capital investment program, partially offset by shut-in production volumes in 2012. In the third quarter of 2013, average natural gas production volumes of 2,723 MMcf/d decreased 182 MMcf/d from 2012. In the first nine months of 2013, average natural gas production volumes of 2,788 MMcf/d decreased 205 MMcf/d from 2012. The Canadian Division volumes were higher primarily due to shut-in production volumes in 2012 and successful drilling programs at Cutbank Ridge and Peace River Arch, partially offset by the sale of the Jean Marie natural gas assets in Greater Sierra and natural declines. The USA Division volumes were lower primarily due to natural declines, partially offset by shut-in production volumes in 2012.

In the third quarter of 2013, average oil and NGL production volumes of 58.2 Mbbls/d increased 27.9 Mbbls/d from 2012. In the first nine months of 2013, average oil and NGL production volumes of 49.8 Mbbls/d increased 20.5 Mbbls/d from 2012. The Canadian Division volumes were higher primarily due to the extraction of additional liquids volumes at the Gordondale plant in Peace River Arch and the Musreau plant in Bighorn and successful drilling programs in Peace River Arch, Bighorn and Clearwater. The USA Division volumes were higher primarily due to successful drilling programs in oil and liquids rich natural gas plays and renegotiated gathering and processing agreements which resulted in additional NGL volumes in Piceance and Jonah.

Encana Corporation	12	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Net Capital Investment

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012
Canadian Division	$301	$356	$1,011	$1,194
USA Division	330	380	940	1,375
Market Optimization	—	—	2	7
Corporate & Other	10	43	42	120

Capital Investment	641	779	1,995	2,696

Acquisitions	52	33	161	361
Divestitures	(103)	(2)	(610)	(2,698)

Net Acquisitions & (Divestitures)	(51)	31	(449)	(2,337)

Net Capital Investment	$590	$810	$1,546	$359

Capital investment during the first nine months of 2013 was $1,995 million compared to $2,696 million in 2012. Capital investment in 2013 reflects the Company’s disciplined capital spending which focused on investment in Encana’s highest return resource plays, investment in opportunities where development has demonstrated success and executing drilling programs with joint venture partners. Development of resource plays continued in Peace River Arch, Bighorn, Piceance and Haynesville. Investment in prospective oil and liquids rich natural gas plays was focused on the Duvernay, the San Juan Basin and the DJ Basin.

Acquisitions in the first nine months of 2013 were $17 million in the Canadian Division and $144 million in the USA Division, which primarily included land and property purchases with oil and liquids rich natural gas production potential.

Divestitures in the first nine months of 2013 were $592 million in the Canadian Division and $16 million in the USA Division. The Canadian Division primarily included the sale of the Company’s Jean Marie natural gas assets in the Greater Sierra resource play. The USA Division included the sale of non-core assets. Divestitures in the first nine months of 2012 in the Canadian Division included C$1.45 billion received from a Mitsubishi Corporation subsidiary, C$100 million received from a Toyota Tsusho Corporation subsidiary and approximately C$920 million received from the sale of two natural gas processing plants. In the first nine months of 2012, the USA Division received proceeds of $114 million from the remainder of the North Texas asset sale. Amounts received from these transactions have been deducted from the respective Canadian and U.S. full cost pools.

Encana is currently involved in a number of joint ventures with counterparties in both Canada and the U.S. Sharing development costs with third parties enables Encana to advance project development while reducing capital investment, thereby improving project returns.

Encana Corporation	13	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Divisional Results

Canadian Division

Operating Cash Flow

Three months ended September 30, 2013 versus September 30, 2012

	Three months ended September 30
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)
	2013	2012	2013	2012	2013	2012
Revenues, Net of Royalties, excluding Hedging	$595	$404	$2.90	$2.45	$67.33	$68.80
Realized Financial Hedging Gain (Loss)	95	261	0.78	2.27	(2.59)	—
Expenses
Production and mineral taxes	8	1	0.01	—	1.91	0.62
Transportation and processing	190	117	1.38	1.01	2.41	0.10
Operating	86	91	0.55	0.75	3.74	1.48

Operating Cash Flow/Netback	$406	$456	$1.74	$2.96	$56.68	$66.60

	Three months ended September 30
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
	2013	2012	2013	2012
Production Volumes—After Royalties	1,414	1,299	32.8	18.0

Operating Cash Flow of $406 million decreased $50 million primarily due to lower realized financial hedging gains of $166 million, partially offset by higher oil and NGL production volumes which increased revenues $93 million. In the three months ended September 30, 2013, Cash Flow was impacted by the following significant items:

•	Realized financial hedging gains were $95 million compared to $261 million in 2012.

•	Higher natural gas prices reflected higher benchmark prices, which increased revenues by $58 million. Average natural gas production volumes of 1,414 MMcf/d were higher by 115 MMcf/d, which increased revenues by $41 million. This was primarily due to shut-in production volumes in 2012 and successful drilling programs at Cutbank Ridge and Peace River Arch, partially offset by the sale of the Jean Marie natural gas assets in Greater Sierra and natural declines.

•	Average oil and NGL production volumes of 32.8 Mbbls/d were higher by 14.8 Mbbls/d. This increased revenues by $93 million primarily due to the extraction of additional liquids volumes at the Musreau plant in Bighorn and the Gordondale plant in Peace River Arch and successful drilling programs in Peace River Arch and Clearwater.

•	Transportation and processing expense increased $73 million primarily due to costs related to higher production volumes processed through third party facilities in Bighorn, Peace River Arch and Cutbank Ridge, costs related to the Deep Panuke offshore natural gas project and higher firm processing costs.

Encana Corporation	14	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Nine months ended September 30, 2013 versus September 30, 2012

	Nine months ended September 30
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)
	2013	2012	2013	2012	2013	2012
Revenues, Net of Royalties, excluding Hedging	$1,793	$1,249	$3.26	$2.37	$66.13	$75.13
Realized Financial Hedging Gain (Loss)	186	775	0.48	2.15	(0.09)	—
Expenses
Production and mineral taxes	11	7	0.01	—	1.12	1.44
Transportation and processing	531	395	1.33	1.09	1.83	0.74
Operating	282	271	0.62	0.71	4.29	1.42

Operating Cash Flow/Netback	$1,155	$1,351	$1.78	$2.72	$58.80	$71.53

	Nine months ended September 30
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
	2013	2012	2013	2012
Production Volumes—After Royalties	1,400	1,343	27.6	18.1

Operating Cash Flow of $1,155 million decreased $196 million primarily due to lower realized financial hedging gains of $589 million, partially offset by higher realized natural gas prices which increased revenues $344 million. In the nine months ended September 30, 2013, Cash Flow was impacted by the following significant items:

•	Realized financial hedging gains were $186 million compared to $775 million in 2012.

•	Higher natural gas prices reflected higher benchmark prices, which increased revenues by $344 million. Average natural gas production volumes of 1,400 MMcf/d were higher by 57 MMcf/d, which increased revenues by $66 million. This was primarily due to shut-in production volumes in 2012 and successful drilling programs at Cutbank Ridge and Peace River Arch, partially offset by natural declines.

•	Average oil and NGL production volumes of 27.6 Mbbls/d were higher by 9.5 Mbbls/d. This increased revenues by $195 million primarily due to the extraction of additional liquids volumes at the Gordondale plant in Peace River Arch and the Musreau plant in Bighorn and successful drilling programs in Peace River Arch and Bighorn. Lower liquids prices decreased revenues by $67 million.

•	Transportation and processing expense increased $136 million primarily due to costs related to higher production volumes processed through third party facilities in Cutbank Ridge, Peace River Arch and Bighorn, higher firm processing costs and costs related to the Deep Panuke offshore natural gas project.

Encana Corporation	15	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Results by Resource Play

	Three months ended September 30
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital ($ millions)
	2013	2012	2013	2012	2013	2012
Cutbank Ridge	554	447	2.0	1.6	$28	$53
Bighorn	253	235	9.9	5.0	68	82
Peace River Arch	138	99	10.4	2.7	109	56
Clearwater	332	336	9.8	8.0	26	17
Greater Sierra	105	182	—	0.4	1	13
Other and emerging	32	—	0.7	0.3	69	135

Total Canadian Division	1,414	1,299	32.8	18.0	$301	$356

	Nine months ended September 30
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital ($ millions)
	2013	2012	2013	2012	2013	2012
Cutbank Ridge	503	433	1.8	1.4	$98	$168
Bighorn	246	242	8.3	4.7	229	267
Peace River Arch	124	105	7.5	2.7	295	165
Clearwater	336	376	9.1	8.7	105	94
Greater Sierra	177	185	0.4	0.5	16	104
Other and emerging	14	2	0.5	0.1	268	396

Total Canadian Division	1,400	1,343	27.6	18.1	$1,011	$1,194

Other and emerging resource plays primarily includes results from the Duvernay prospective oil and liquids rich natural gas play and the Deep Panuke offshore natural gas project.

In the second quarter of 2013, the Canadian Division closed the sale of the Jean Marie natural gas assets included in the Greater Sierra resource play. As a result of the sale, natural gas production volumes in Greater Sierra were lower by approximately 79 MMcf/d in the third quarter of 2013 compared to the same period of 2012.

Average oil and NGL production volumes during the third quarter and first nine months of 2013 increased primarily due to the extraction of additional liquids volumes at the Gordondale plant in Peace River Arch and the Musreau plant in Bighorn and successful drilling programs in Peace River Arch, Bighorn and Clearwater.

Encana Corporation	16	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Other Divisional Expenses

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012
Depreciation, depletion and amortization	$148	$176	$445	$572
Impairments	—	1,074	—	1,822

In the third quarter and first nine months of 2013, DD&A decreased from 2012 due to a lower depletion rate, partially offset by higher production volumes. The lower depletion rate primarily resulted from ceiling test impairments recognized in the second and third quarters of 2012 and deductions from the full cost pool for amounts received from divestitures during 2012 and 2013.

In the third quarter and first nine months of 2012, the Division recognized non-cash ceiling test impairments before tax of $1,074 million and $1,822 million, respectively. The impairments primarily resulted from the decline in the 12-month average trailing natural gas prices, which reduced the Division’s proved reserves volumes and values as calculated under SEC requirements.

The 12-month average trailing prices used in the ceiling test calculations were based on benchmark prices which were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality. At September 30, 2013, the 12-month average trailing price for AECO was C$3.09/MMBtu compared to C$2.41/MMBtu at September 30, 2012. The 12-month average trailing price for Edmonton Light Sweet at September 30, 2013 was C$93.18/bbl compared to C$88.74/bbl at September 30, 2012.

Encana Corporation	17	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

USA Division

Operating Cash Flow

Three months ended September 30, 2013 versus September 30, 2012

	Three months ended September 30
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)
	2013	2012	2013	2012	2013	2012
Revenues, Net of Royalties, excluding Hedging	$616	$538	$3.66	$3.02	$72.53	$77.12
Realized Financial Hedging Gain (Loss)	77	300	0.69	2.03	(2.73)	—
Expenses
Production and mineral taxes	27	29	0.13	0.15	4.90	6.46
Transportation and processing	184	169	1.53	1.14	—	—
Operating	94	102	0.65	0.62	5.13	7.69

Operating Cash Flow/Netback	$388	$538	$2.04	$3.14	$59.77	$62.97

	Three months ended September 30
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
	2013	2012	2013	2012
Production Volumes—After Royalties	1,309	1,606	25.4	12.3

Operating Cash Flow of $388 million decreased $150 million primarily due to lower realized financial hedging gains of $223 million, partially offset by higher oil and NGL production volumes which increased revenues $94 million. In the three months ended September 30, 2013, Cash Flow was impacted by the following significant items:

•	Realized financial hedging gains were $77 million compared to $300 million in 2012.

•	Higher natural gas prices reflected higher benchmark prices, which increased revenues by $76 million. Average natural gas production volumes of 1,309 MMcf/d were lower by 297 MMcf/d. This decreased revenues by $82 million primarily due to natural declines, partially offset by shut-in production volumes in 2012.

•	Average oil and NGL production volumes of 25.4 Mbbls/d were higher by 13.1 Mbbls/d. This increased revenues by $94 million primarily due to successful drilling programs in oil and liquids rich natural gas plays and renegotiated gathering and processing agreements which resulted in additional NGL volumes in Piceance and Jonah.

Encana Corporation	18	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Nine months ended September 30, 2013 versus September 30, 2012

	Nine months ended September 30
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)
	2013	2012	2013	2012	2013	2012
Revenues, Net of Royalties, excluding Hedging	$1,891	$1,551	$3.81	$2.82	$70.48	$84.28
Realized Financial Hedging Gain	181	957	0.47	2.12	0.15	—
Expenses
Production and mineral taxes	86	62	0.15	0.09	4.68	7.25
Transportation and processing	547	490	1.44	1.08	—	0.09
Operating	303	290	0.64	0.60	8.24	5.44

Operating Cash Flow/Netback	$1,136	$1,666	$2.05	$3.17	$57.71	$71.50

	Nine months ended September 30
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
	2013	2012	2013	2012
Production Volumes—After Royalties	1,388	1,650	22.2	11.2

Operating Cash Flow of $1,136 million decreased $530 million primarily due to lower realized financial hedging gains of $776 million, partially offset by higher realized natural gas prices which increased revenues $377 million. In the nine months ended September 30, 2013, Cash Flow was impacted by the following significant items:

•	Realized financial hedging gains were $181 million compared to $957 million in 2012.

•	Higher natural gas prices reflected higher benchmark prices, which increased revenues by $377 million. Average natural gas production volumes of 1,388 MMcf/d were lower by 262 MMcf/d. This decreased revenues by $206 million primarily due to natural declines, partially offset by shut-in production volumes in 2012.

•	Average oil and NGL production volumes of 22.2 Mbbls/d were higher by 11.0 Mbbls/d. This increased revenues by $253 million primarily due to successful drilling programs in oil and liquids rich natural gas plays and renegotiated gathering and processing agreements which resulted in additional NGL volumes in Piceance and Jonah. Lower liquids prices decreased revenues by $87 million.

•	Production and mineral taxes expense increased $24 million primarily due to higher natural gas prices.

•	Transportation and processing expense increased $57 million primarily due to costs related to renegotiated gathering and processing agreements.

Encana Corporation	19	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Results by Resource Play

	Three months ended September 30
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital ($ millions)
	2013	2012	2013	2012	2013	2012
Piceance	444	476	5.5	2.7	$81	$68
Jonah	320	407	4.8	4.3	15	13
Haynesville	336	475	—	—	44	46
Texas	132	157	—	0.1	5	14
Other and emerging	77	91	15.1	5.2	185	239

Total USA Division	1,309	1,606	25.4	12.3	$330	$380

	Nine months ended September 30
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital ($ millions)
	2013	2012	2013	2012	2013	2012
Piceance	456	478	5.0	2.1	$180	$286
Jonah	332	427	4.8	4.1	36	87
Haynesville	377	479	—	—	131	321
Texas	141	172	—	0.1	13	59
Other and emerging	82	94	12.4	4.9	580	622

Total USA Division	1,388	1,650	22.2	11.2	$940	$1,375

Other and emerging resource plays include results from prospective oil and liquids rich natural gas plays including the DJ Basin, the San Juan Basin, the Tuscaloosa Marine Shale and Eaglebine.

Average oil and NGL production volumes during the third quarter and first nine months of 2013 increased primarily due to successful drilling programs in the DJ Basin and San Juan Basin and renegotiated gathering and processing agreements which resulted in additional NGL volumes in Piceance and Jonah.

Average natural gas production volumes during the third quarter and first nine months of 2013 in Jonah and Haynesville were impacted by natural declines and a reduced capital investment program.

Encana Corporation	20	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Other Divisional Expenses

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012
Depreciation, depletion and amortization	$205	$247	$623	$864
Impairments	—	608	—	2,386

In the third quarter and first nine months of 2013, DD&A decreased from 2012 due to a lower depletion rate and lower production volumes. The lower depletion rate primarily resulted from ceiling test impairments recognized during 2012.

In the third quarter and first nine months of 2012, the Division recognized non-cash ceiling test impairments before tax of $608 million and $2,386 million, respectively. The impairments primarily resulted from the decline in the 12-month average trailing natural gas prices, which reduced the Division’s proved reserves volumes and values as calculated under SEC requirements.

The 12-month average trailing prices used in the ceiling test calculations were based on benchmark prices which were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality. At September 30, 2013, the 12-month average trailing price for Henry Hub was $3.60/MMBtu compared to $2.82/MMBtu at September 30, 2012. The 12-month average trailing price for WTI at September 30, 2013 was $95.20/bbl compared to $94.97/bbl at September 30, 2012.

Encana Corporation	21	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Market Optimization

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012
Revenues	$104	$102	$357	$320
Expenses
Operating	13	22	26	38
Purchased product	85	75	303	265
Depreciation, depletion and amortization	3	3	9	9

	$3	$2	$19	$8

Market Optimization revenues and purchased product expense relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. Revenues and purchased product expense increased in the third quarter and first nine months of 2013 compared to 2012 primarily due to higher commodity prices partially offset by lower volumes required for optimization.

Corporate and Other

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012
Revenues	$(95)	$(580)	$27	$(1,297)
Expenses
Transportation and processing	2	21	(7)	28
Operating	12	7	27	12
Depreciation, depletion and amortization	32	26	100	66
Impairments	21	—	21	—

	$(162)	$(634)	$(114)	$(1,403)

Revenues mainly include unrealized hedging gains or losses recorded on derivative financial contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Transportation and processing expense reflects unrealized financial hedging gains or losses related to the Company’s power financial derivative contracts. DD&A includes amortization of corporate assets, such as computer equipment, office buildings, furniture and leasehold improvements. Impairment expense relates to certain corporate assets.

Encana Corporation	22	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Other Operating Results

Expenses

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012
Accretion of asset retirement obligation	$12	$13	$40	$40
Administrative	94	102	272	299
Interest	143	130	424	388
Foreign exchange (gain) loss, net	(103)	(160)	165	(165)
Other	(3)	—	(10)	(2)

	$143	$85	$891	$560

Administrative expenses in the first nine months of 2013 have decreased from 2012 primarily due to lower long-term compensation costs which resulted from decreases in share prices.

Interest expense in the third quarter and first nine months of 2013 increased from 2012 primarily due to interest related to The Bow office building.

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. Foreign exchange gains and losses primarily arise from the revaluation and settlement of U.S. dollar long-term debt issued from Canada and the revaluation of other monetary assets and liabilities.

Income Tax

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012
Current Income Tax	$(39)	$(85)	$(166)	$(262)
Deferred Income Tax	(10)	(499)	(84)	(1,606)

Income Tax Expense (Recovery)	$(49)	$(584)	$(250)	$(1,868)

Current income tax in the first nine months of 2013 was a recovery primarily due to amounts in respect of prior periods. The current income tax recovery in the first nine months of 2012 was primarily due to the carry back of tax losses to prior years. Total income tax was a recovery of $250 million in the first nine months of 2013 and decreased $1,618 million primarily due to higher net earnings before tax. The Net Earnings variances are discussed in the Financial Results section of this MD&A.

Encana’s interim income tax expense is calculated using the estimated annual effective tax rate applied to year-to-date net earnings before tax plus amounts in respect of prior periods. The Company’s effective tax rate for the first nine months of 2013 is lower than 2012 as a result of the differences in expected annual earnings, the tax impact of divestitures and other transactions and amounts in respect of prior periods.

The estimated annual effective tax rate is impacted by expected annual earnings, statutory and other rate differences, the effect of legislative changes, international financing, non-taxable capital gains and losses, tax differences on divestitures and transactions and partnership tax allocations in excess of funding.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are tax matters under review. The Company believes that the provision for taxes is adequate.

Encana Corporation	23	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Liquidity and Capital Resources

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012
Net Cash From (Used In)
Operating activities	$935	$1,142	$1,827	$2,390
Investing activities	(522)	(864)	(1,339)	(221)
Financing activities	(107)	(148)	(365)	(961)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	36	35	(44)	31

Increase (Decrease) in Cash and Cash Equivalents	$342	$165	$79	$1,239

Cash and Cash Equivalents, End of Period	$3,258	$2,039	$3,258	$2,039

Operating Activities

Net cash from operating activities in the third quarter of 2013 of $935 million decreased $207 million from the third quarter of 2012. This decrease is a result of the Cash Flow variances discussed in the Financial Results section of this MD&A. In the third quarter of 2013, the net change in non-cash working capital was a surplus of $300 million compared to a surplus of $242 million in the third quarter of 2012.

Net cash from operating activities in the first nine months of 2013 of $1,827 million decreased $563 million from the first nine months of 2012. This decrease is primarily a result of the Cash Flow variances discussed in the Financial Results section of this MD&A. In the first nine months of 2013, the net change in non-cash working capital was a surplus of $4 million compared to a deficit of $267 million in the first nine months of 2012.

The Company had a working capital surplus of $1,786 million at September 30, 2013 compared to $2,865 million at December 31, 2012. The decrease in working capital is primarily due to an increase in the current portion of long-term debt and a decrease in accounts receivable and accrued revenues, partially offset by a decrease in accounts payable and accrued liabilities. At September 30, 2013, working capital included cash and cash equivalents of $3,258 million compared to $3,179 million at December 31, 2012. Encana expects that it will continue to meet the payment terms of its suppliers.

Investing Activities

Net cash used in investing activities in the first nine months of 2013 was $1,339 million compared to $221 million in the first nine months of 2012. The net cash used in investing activities primarily resulted from lower divestiture proceeds, partially offset by lower capital expenditures and lower acquisition costs. Reasons for these changes are discussed further in the Net Capital Investment section of this MD&A.

Investing activities in the first nine months of 2013 also included proceeds received from the sale of the Company’s 30 percent interest in the proposed Kitimat liquefied natural gas export terminal in British Columbia which closed in February 2013.

Net cash used in investing activities in the first nine months of 2013 also included cash in reserve released from escrow of $20 million compared to $411 million in the first nine months of 2012. Cash in reserve includes monies which are not available for general operating use, are segregated or held in escrow and include amounts received from counterparties related to jointly developed assets.

Encana Corporation	24	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Financing Activities

Long-Term Debt

Encana’s long-term debt, excluding the current portion, totaled $6,149 million at September 30, 2013 and $7,175 million at December 31, 2012. The current portion of long-term debt outstanding was $1,500 million at September 30, 2013 compared to $500 million at December 31, 2012. On October 15, 2013, the Company repaid its 4.75 percent $500 million debt maturity from cash and the remaining $1,000 million matures on May 1, 2014. There were no outstanding balances under the Company’s revolving credit facilities at September 30, 2013 or December 31, 2012.

Encana has the flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity.Encana’s primary sources of liquidity include cash and cash equivalents, revolving bank credit facilities, working capital, operating cash flow and proceeds from asset divestitures. The Company anticipates maintaining adequate liquidity to fund future debt repayments as they come due.

Credit Facilities and Shelf Prospectuses

Encana maintains two committed revolving bank credit facilities and a U.S. dollar shelf prospectus. In June 2013, the Company extended the maturity date of its existing revolving bank credit facilities to June 2018 and reduced the Canadian facility from C$4.0 billion to C$3.5 billion. As at September 30, 2013, Encana had available unused committed revolving bank credit facilities of $4.4 billion and unused capacity under a shelf prospectus for up to $4.0 billion.

•	Encana has in place a revolving bank credit facility for C$3.5 billion ($3.4 billion) that remains committed through June 2018, of which C$3.5 billion ($3.4 billion) remained unused.

•	One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $1.0 billion that remains committed through June 2018, of which $999 million remained unused.

•	Encana has in place a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the U.S. At September 30, 2013, the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2014.

Encana had in place an unutilized shelf prospectus for up to C$2.0 billion, or the equivalent in foreign currencies, of debt securities in Canada which expired in June 2013. Encana did not renew the shelf prospectus as the Company had sufficient cash balances on hand and does not believe that access to the debt capital market in Canada will be required in the near term.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. The definitions used in the covenant under the credit facilities adjust capitalization for cumulative historical ceiling test impairments that were recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP. Debt to Adjusted Capitalization was 37 percent at September 30, 2013 and December 31, 2012.

Outstanding Share Data

As at September 30, 2013 and October 21, 2013, Encana had 740.2 million common shares outstanding and 31.6 million outstanding stock options with Tandem Stock Appreciation Rights (“TSARs”) attached (15.4 million exercisable). A TSAR gives the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the original grant price.

During 2013, Encana cancelled 767,327 common shares reserved for issuance to shareholders upon exchange of predecessor companies’ shares. In accordance with the terms of the merger agreement which formed Encana, shares which have remained unexchanged were extinguished.

Encana Corporation	25	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Under the Company’s dividend reinvestment plan, Encana issued 2.5 million common shares totaling $41 million during the third quarter of 2013 and 4.7 million common shares totaling $80 million during the first nine months of 2013.

Dividends

Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments were $148 million or $0.20 per share for the third quarter of 2013 (2012—$147 million or $0.20 per share) and $442 million or $0.60 per share for the first nine months of 2013 (2012—$441 million or $0.60 per share). As disclosed above, the dividends paid included $41 million in common shares for the third quarter of 2013 and $80 million in common shares for the first nine months of 2013, which were issued in lieu of cash dividends under the Company’s dividend reinvestment plan.

Capital Structure

The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. Encana has a long-standing practice of maintaining capital discipline and managing and adjusting its capital structure according to market conditions to maintain flexibility while achieving the Company’s objectives.

To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt. In managing its capital structure, the Company monitors several non-GAAP financial metrics as indicators of its overall financial strength, which are defined in the Non-GAAP Measures section of this MD&A. The financial metrics the Company currently monitors are below.

	September 30, 2013		December 31, 2012
Net Debt to Debt Adjusted Cash Flow	1.4	x	1.1	x
Debt to Debt Adjusted Cash Flow	2.4	x	2.0	x
Debt to Adjusted EBITDA	2.5	x	2.0	x
Debt to Adjusted Capitalization	37%		37%

Encana Corporation	26	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments at September 30, 2013:

	Expected Future Payments
($ millions, undiscounted)	2013	2014	2015	2016	2017	Thereafter	Total
Transportation and Processing	$221	$956	$974	$886	$867	$5,078	$8,982
Drilling and Field Services	192	155	100	66	38	69	620
Operating Leases	12	47	44	37	29	69	238

Commitments	$425	$1,158	$1,118	$989	$934	$5,216	$9,840

In addition to the Commitments disclosed above, Encana has development commitments with joint venture partners resulting from the Company’s prior arrangements. A portion of these joint venture commitments may be satisfied by the Drilling and Field Services commitments included in the table above. Further information regarding Encana’s significant arrangements is provided in the Company’s annual MD&A for the year ended December 31, 2012.

Further to the Commitments disclosed above, Encana also has obligations related to its risk management program and to fund its defined benefit pension and other post-employment benefit plans. Further information can be found in Note 17 to the Interim Condensed Consolidated Financial Statements regarding the Company’s risk management program. The Company expects to fund its 2013 commitments and obligations from Cash Flow and cash and cash equivalents.

Contractual obligations arising from long-term debt, asset retirement obligations, capital leases, The Bow office building and the Deep Panuke Production Field Centre are recognized on the Company’s balance sheet. Further information can be found in the note disclosures to the Interim Condensed Consolidated Financial Statements.

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Encana Corporation	27	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Risk Management

Encana’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that are categorized as follows:

•	financial risks;

•	operational risks; and

•	safety, environmental and regulatory risks.

Issues affecting, or with the potential to affect, Encana’s reputation are generally of a strategic nature or emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that must be managed on an urgent basis. Encana takes a proactive approach to the identification and management of issues that affect the Company’s reputation and has established consistent and clear policies, procedures, guidelines and responsibilities for identifying and managing these issues.

Encana continues to implement its business model of focusing on developing low-risk and low-cost long-life resource plays, which allows the Company to respond well to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

Financial Risks

Encana defines financial risks as the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on Encana’s business.

Financial risks include, but are not limited to:

•	market pricing of natural gas and liquids;

•	credit and liquidity;

•	foreign exchange rates; and

•	interest rates.

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board of Directors. All derivative financial agreements are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings. Encana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of price risk to achieve investment returns and growth objectives, while maintaining prescribed financial metrics.

To partially mitigate commodity price risk, the Company may enter into transactions that fix or set a floor and cap on prices. To help protect against regional price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of Encana’s financial instruments as at September 30, 2013, is disclosed in Note 17 to the Interim Condensed Consolidated Financial Statements.

Counterparty and credit risks are regularly and proactively managed. A substantial portion of Encana’s credit exposure is with customers in the oil and gas industry or financial institutions. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio, including credit practices that limit transactions and grant payment terms according to counterparties’ credit quality.

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit

Encana Corporation	28	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

facilities and debt capital markets. Encana closely monitors the Company’s ability to access cost-effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company minimizes its liquidity risk by managing its capital structure. In managing the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

Operational Risks

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

•	reserves and resources replacement;

•	capital activities; and

•	operating activities.

The Company’s ability to operate, generate cash flows, complete projects, and value reserves and resources is subject to financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control, which include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular; the ability to secure and maintain cost effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; volatility in natural gas and liquids prices; the availability of drilling and other equipment; the ability to access lands; the ability to access water for hydraulic fracturing operations; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. If Encana fails to acquire or find additional natural gas and liquids reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk.

When making operating and investing decisions, Encana’s business model allows flexibility in capital allocation to optimize investments focused on project returns, long-term value creation and risk mitigation. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.

Safety, Environmental and Regulatory Risks

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas, oil and NGLs and the operation of midstream facilities. When assessing the materiality of the environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, financial, operational, reputational and regulatory aspects of the identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to Senior Management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of Encana’s Board of Directors provides recommended environmental policies for approval by Encana’s Board of Directors and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

Encana’s operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion, including hydraulic fracturing and tie-in of wells, production, the construction or expansion of

Encana Corporation	29	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

facilities and the operation and abandonment of fields. Changes in government regulation could impact the Company’s existing and planned projects as well as impose a cost of compliance.

In June 2013, the U.S. Environmental Protection Agency (the “EPA”) announced it has suspended its study of the potential environmental impacts of hydraulic fracturing, including the impacts on drinking water sources and public health, at Encana’s Pavillion natural gas field in Wyoming. The agency has stated that the results in its 2011 draft report were inconclusive and it does not plan to finalize, seek peer review of or rely upon the conclusions of the draft report. Further, no aspects of the draft report will be incorporated into the EPA’s larger ongoing national study of hydraulic fracturing. Instead, the EPA will support additional scientific investigation of the Pavillion groundwater being led by the Wyoming Department of Environmental Quality and the Wyoming Oil and Gas Conservation Commission. Any implication of a potential connection between hydraulic fracturing and groundwater quality may potentially subject Encana to regulatory, operational and/or reputation risks.

A comprehensive discussion of Encana’s risk management is provided in the Company’s annual MD&A for the year ended December 31, 2012.

Encana Corporation	30	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Accounting Policies and Estimates

Critical Accounting Estimates

Refer to the annual MD&A for the year ended December 31, 2012 for a comprehensive discussion of Encana’s Critical Accounting Policies and Estimates.

Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

As of January 1, 2013, Encana adopted the following accounting standards updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s Interim Condensed Consolidated Financial Statements:

•	Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, and Accounting Standards Update 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, require disclosure of both gross and net information about certain financial instruments eligible for offset in the balance sheet and certain financial instruments subject to master netting arrangements. The amendments have been applied retrospectively.

•	Accounting Standards Update 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, requires enhanced disclosures about amounts reclassified out of accumulated other comprehensive income. The amendments have been applied prospectively.

New Standards Issued Not Yet Adopted

As of January 1, 2014, Encana will be required to adopt the following accounting standards updates issued by the FASB, which are not expected to have a material impact on the Company’s Consolidated Financial Statements:

•	Accounting Standards Update 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date, clarifies guidance for the recognition, measurement and disclosure of liabilities resulting from joint and several liability arrangements. The amendments will be applied retrospectively.

•	Accounting Standards Update 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings. The amendments will be applied prospectively.

•	Accounting Standards Update 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, clarifies that a liability related to an unrecognized tax benefit or portions thereof should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except under specific situations. The amendments will be applied prospectively.

Encana Corporation	31	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Non-GAAP Measures

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Cash Flow per share—diluted; Operating Earnings; Operating Earnings per share—diluted; Revenues, Net of Royalties, Excluding Unrealized Hedging; Net Debt to Debt Adjusted Cash Flow; Debt to Debt Adjusted Cash Flow; Debt to Adjusted EBITDA; and Debt to Adjusted Capitalization. Management’s use of these measures is discussed further below.

Cash Flow

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

	Nine months ended September 30		2013			2012				2011
($ millions)	2013	2012	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Cash From (Used in) Operating Activities	$1,827	$2,390	$935	$554	$338	$717	$1,142	$631	$617	$1,005
(Add back) deduct:
Net change in other assets and liabilities	(59)	(55)	(15)	(22)	(22)	(23)	(9)	(26)	(20)	(30)
Net change in non-cash working capital	4	(267)	300	(81)	(215)	(56)	242	(134)	(375)	166
Cash tax on sale of assets	(22)	(16)	(10)	(8)	(4)	(13)	(4)	(3)	(9)	(114)

Cash Flow	$1,904	$2,728	$660	$665	$579	$809	$913	$794	$1,021	$983

Encana Corporation	32	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Operating Earnings

Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings is defined as Net Earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

	Nine months ended September 30		2013			2012				2011
($ millions)	2013	2012	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net Earnings (Loss)	$487	$(2,714)	$188	$730	$(431)	$(80)	$(1,244)	$(1,482)	$12	$(476)
After-tax (addition) / deduction:
Unrealized hedging gain (loss)	(23)	(930)	(89)	332	(266)	(72)	(428)	(547)	45	397
Impairments	(16)	(2,888)	(16)	—	—	(300)	(1,193)	(1,695)	—	(1,105)
Non-operating foreign exchange gain (loss)	(158)	158	105	(162)	(101)	(66)	162	(90)	86	82
Income tax adjustments	108	245	38	313	(243)	62	(48)	652	(359)	(82)

Operating Earnings	$576	$701	$150	$247	$179	$296	$263	$198	$240	$232

Revenues, Net of Royalties, Excluding Unrealized Hedging

Revenues, Net of Royalties, Excluding Unrealized Hedging is a non-GAAP measure that adjusts revenues, net of royalties for unrealized hedging gains/losses. Unrealized hedging gains/losses result from the fair value changes in unsettled derivative financial contracts. Management monitors Revenues, Net of Royalties, Excluding Unrealized Hedging as it reflects the realized hedging impact of the Company’s settled financial contracts.

	Nine months ended September 30		2013			2012				2011
($ millions)	2013	2012	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues, Net of Royalties	$4,435	$3,555	$1,392	$1,984	$1,059	$1,605	$1,025	$731	$1,799	$2,461
(Add) / deduct:
Unrealized hedging gain (loss), before tax	(51)	(1,323)	(126)	461	(386)	(118)	(598)	(795)	70	578

Revenues, Net of Royalties, Excluding Unrealized Hedging	$4,486	$4,878	$1,518	$1,523	$1,445	$1,723	$1,623	$1,526	$1,729	$1,883

Encana Corporation	33	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Net Debt to Debt Adjusted Cash Flow

Net Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Net Debt is a non-GAAP measure defined as long-term debt, including current portion, less cash and cash equivalents. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions)	September 30, 2013		December 31, 2012
Debt	$7,649		$7,675
Less: Cash and Cash Equivalents	3,258		3,179

Net Debt	4,391		4,496

Cash Flow	2,713		3,537
Interest Expense, after tax	417		391

Debt Adjusted Cash Flow	$3,130		$3,928

Net Debt to Debt Adjusted Cash Flow	1.4	x	1.1	x

Debt to Debt Adjusted Cash Flow

Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions)	September 30, 2013		December 31, 2012
Debt	$7,649		$7,675
Cash Flow	2,713		3,537
Interest Expense, after tax	417		391

Debt Adjusted Cash Flow	$3,130		$3,928

Debt to Debt Adjusted Cash Flow	2.4	x	2.0	x

Encana Corporation	34	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Debt to Adjusted EBITDA

Debt to Adjusted EBITDA is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Adjusted EBITDA is a non-GAAP measure defined as trailing 12-month Net Earnings before income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, DD&A, impairments, unrealized hedging gains and losses and other expenses.

($ millions)	September 30, 2013		December 31, 2012
Debt	$7,649		$7,675
Net Earnings (Loss)	407		(2,794)
Add (deduct):
Interest	558		522
Income tax expense (recovery)	(419)		(2,037)
Depreciation, depletion and amortization	1,622		1,956
Impairments	508		4,695
Accretion of asset retirement obligation	53		53
Foreign exchange (gain) loss, net	223		(107)
Unrealized (gain) loss on risk management	158		1,465
Other	(7)		1

Adjusted EBITDA	$3,103		$3,754

Debt to Adjusted EBITDA	2.5	x	2.0	x

Debt to Adjusted Capitalization

Debt to Adjusted Capitalization is a non-GAAP measure, which adjusts capitalization for historical ceiling test impairments that were recorded as at December 31, 2011. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. Adjusted Capitalization includes debt, shareholders’ equity and an equity adjustment for cumulative historical ceiling test impairments recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP.

($ millions)	September 30, 2013	December 31, 2012
Debt	$7,649	$7,675
Shareholders’ Equity	5,413	5,295
Equity Adjustment for Impairments at December 31, 2011	7,746	7,746

Adjusted Capitalization	$20,808	$20,716

Debt to Adjusted Capitalization	37%	37%

Encana Corporation	35	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Advisory

Forward-Looking Statements

In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “strategy”, “strives”, “agreed to” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: achieving the Company’s focus on developing its strong portfolio of diverse resource plays producing natural gas, oil and NGLs;commitment to growing long-term shareholder value and paying dividends; pursuing its key business objectives of maintaining financial strength, optimizing capital investments in its highest return projects, maximizing profitability through operating efficiencies, reducing costs and leveraging flexibility through market fundamentals; expanding the use of natural gas in North America; developing and implementing a new strategy for 2014 and its projected success; ability to continue entering prospective plays early and leveraging technology to unlock resources and build the underlying productive capacity at low cost; achieving operating efficiencies, fostering technological innovation, lowering cost structures and success of resource play hub model; anticipated future proceeds from various joint venture, partnership and other agreements entered into by the Company, including their successful implementation, expected future benefits and the Company’s ability to fund future development costs associated with those agreements; projections contained in the 2013 Corporate Guidance (including estimates of cash flow including per share, natural gas, oil and NGLs production, capital investment and its allocation, net divestitures, operating costs, and 2013 estimated sensitivities of cash flow and operating earnings); estimates of reserves and resources; expectation that the discounted after-tax future net cash flows from proved reserves used in ceiling test calculations is not indicative of the fair market value of Encana’s oil and gas properties or of the future net cash flows expected to be generated from such properties; projections relating to the adequacy of the Company’s provision for taxes and legal claims; possibility of legal actions in connection with the matters relating to the allegations of collusion with competitors regarding land leasing in Michigan in 2010; the flexibility of capital spending plans and the source of funding therefore; the benefits of the Company’s risk management program, including the impact of derivative financial instruments; projections that the Company has access to cash equivalents and a range of funding at competitive rates; the Company’s ability to meet payment terms of its suppliers and be in compliance with all financial covenants under its credit facility agreements; expectations surrounding environmental legislation including regulations relating to climate change and hydraulic fracturing and the impact such regulations could have on the Company and the results of additional scientific investigations of the Pavillion groundwater; anticipated flexibility to refinance maturing long-term debt or repay existing maturities from existing sources of liquidity; expectation to fund 2013 commitments from Cash Flow, cash and cash equivalents; expectation not to access the debt capital market in Canada in the near term; the effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s ability to manage its Net Debt to Debt Adjusted Cash Flow, Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Adjusted Capitalization ratios; and the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company and its financial statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions or receive

Encana Corporation	36	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

amounts contemplated under the transaction agreements (such transactions may include third party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Forward-looking information respecting anticipated 2013 cash flow for Encana is based upon, among other things, achieving average production for 2013 of between 2.7 billion cubic feet per day (“Bcf/d”)and 2.8 Bcf/d of natural gas and 50,000 bbls/d to 60,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.75 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Forward-looking statements with respect to matters relating to allegations of collusion with competitors regarding land leasing in Michigan in 2010 are qualified by the fact that, while Encana intends to vigorously defend against any claims of liability alleged in any lawsuits arising out of such allegations, the Company cannot predict the outcome of any governmental investigations or the commencement or outcome of any future legal proceedings involving Encana or whether such proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.

Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated October 23, 2013, which is available on Encana’s website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Encana Corporation	37	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Oil and Gas Information

National Instrument 51-101 (“NI 51-101”) of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the Company’s Annual Information Form (“AIF”). Encana obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. The Company’s U.S. protocol disclosure is included in Note 22 (unaudited) to the Company’s Consolidated Financial Statements for the year ended December 31, 2012 and in Appendix D of the AIF.

A description of the primary differences between the disclosure requirements under the Canadian standards and the U.S. standards is set forth under the heading “Reserves and Other Oil and Gas Information” in the AIF.

Resource Play

Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Currency and References to Encana

All information included in this document and the Interim Condensed Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis, unless otherwise noted. References to C$ are to Canadian dollars. Encana’s financial results are consolidated in Canadian dollars, however, the Company has adopted the U.S. dollar as its reporting currency to facilitate a more direct comparison to other North American oil and gas companies. All proceeds from divestitures are provided on a before-tax basis.

For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

Additional Information

Further information regarding Encana Corporation, including its Annual Information Form, can be accessed under the Company’s public filings found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.encana.com.

Encana Corporation	38	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Condensed Consolidated Statement of Earnings (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ millions, except per share amounts)		2013	2012	2013	2012
Revenues, Net of Royalties	(Note 3)	$1,392	$1,025	$4,435	$3,555
Expenses	(Note 3)
Production and mineral taxes		35	30	97	69
Transportation and processing		376	307	1,071	913
Operating		205	222	638	611
Purchased product		85	75	303	265
Depreciation, depletion and amortization		388	452	1,177	1,511
Impairments	(Note 8)	21	1,682	21	4,208
Accretion of asset retirement obligation	(Note 11)	12	13	40	40
Administrative		94	102	272	299
Interest	(Note 5)	143	130	424	388
Foreign exchange (gain) loss, net	(Note 6)	(103)	(160)	165	(165)
Other		(3)	—	(10)	(2)

		1,253	2,853	4,198	8,137

Net Earnings (Loss) Before Income Tax		139	(1,828)	237	(4,582)
Income tax expense (recovery)	(Note 7)	(49)	(584)	(250)	(1,868)

Net Earnings (Loss)		$188	$(1,244)	$487	$(2,714)

Net Earnings (Loss) per Common Share	(Note 12)
Basic		$0.25	$(1.69)	$0.66	$(3.69)
Diluted		$0.25	$(1.69)	$0.66	$(3.69)

Condensed Consolidated Statement of Comprehensive Income (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ millions)		2013	2012	2013	2012
Net Earnings (Loss)		$188	$(1,244)	$487	$(2,714)
Other Comprehensive Income (Loss), Net of Tax
Foreign currency translation adjustment	(Note 13)	20	73	(19)	86
Pension and other post-employment benefit plans	(Notes 13, 15)	3	3	8	8

Other Comprehensive Income (Loss)		23	76	(11)	94

Comprehensive Income (Loss)		$211	$(1,168)	$476	$(2,620)

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	39	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Condensed Consolidated Balance Sheet (unaudited)

		As at	As at
		September 30,	December 31,
($ millions)		2013	2012
Assets
Current Assets
Cash and cash equivalents		$3,258	$3,179
Accounts receivable and accrued revenues		723	1,236
Risk management	(Note 17)	315	479
Income tax receivable		540	560
Deferred income taxes		137	23

		4,973	5,477
Property, Plant and Equipment, at cost:	(Note 8)
Natural gas and oil properties, based on full cost accounting
Proved properties		51,742	50,953
Unproved properties		1,122	1,295
Other		3,298	3,379

Property, plant and equipment		56,162	55,627
Less: Accumulated depreciation, depletion and amortization		(46,224)	(45,876)

Property, plant and equipment, net	(Note 3)	9,938	9,751
Cash in Reserve		34	54
Other Assets		507	466
Risk Management	(Note 17)	221	111
Deferred Income Taxes		1,026	1,116
Goodwill	(Note 3)	1,684	1,725

	(Note 3)	$18,383	$18,700

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		$1,633	$2,003
Income tax payable		21	45
Risk management	(Note 17)	2	5
Current portion of long-term debt	(Note 9)	1,500	500
Deferred income taxes		31	59

		3,187	2,612
Long-Term Debt	(Note 9)	6,149	7,175
Other Liabilities and Provisions	(Note 10)	2,771	2,672
Risk Management	(Note 17)	3	10
Asset Retirement Obligation	(Note 11)	860	936

		12,970	13,405

Commitments and Contingencies	(Note 18)
Shareholders’ Equity
Share capital—authorized unlimited common shares, without par value 740.2 and 736.3 million shares issued and outstanding, respectively	(Note 12)	2,432	2,354
Paid in surplus		16	10
Retained earnings		2,306	2,261
Accumulated other comprehensive income	(Note 13)	659	670

Total Shareholders’ Equity		5,413	5,295

		$18,383	$18,700

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	40	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Condensed Consolidated Statement of Changes in Shareholders’ Equity (unaudited)

					Accumulated
					Other	Total
		Share	Paid in	Retained	Comprehensive	Shareholders’
Nine Months Ended September 30, 2013 ($ millions)		Capital	Surplus	Earnings	Income	Equity
Balance, December 31, 2012		$2,354	$10	$2,261	$670	$5,295
Share-Based Compensation	(Note 14)	—	4	—	—	4
Net Earnings		—	—	487	—	487
Common Shares Cancelled	(Note 12)	(2)	2	—	—	—
Dividends on Common Shares	(Note 12)	—	—	(442)	—	(442)
Common Shares Issued Under
Dividend Reinvestment Plan	(Note 12)	80	—	—	—	80
Other Comprehensive Income (Loss)	(Note 13)	—	—	—	(11)	(11)

Balance, September 30, 2013		$2,432	$16	$2,306	$659	$5,413

					Accumulated
					Other	Total
		Share	Paid in	Retained	Comprehensive	Shareholders’
Nine Months Ended September 30, 2012 ($ millions)		Capital	Surplus	Earnings	Income	Equity
Balance, December 31, 2011		$2,354	$5	$5,643	$576	$8,578
Share-Based Compensation	(Note 14)	—	2	—	—	2
Net Earnings (Loss)		—	—	(2,714)	—	(2,714)
Dividends on Common Shares	(Note 12)	—	—	(441)	—	(441)
Other Comprehensive Income	(Note 13)	—	—	—	94	94

Balance, September 30, 2012		$2,354	$7	$2,488	$670	$5,519

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	41	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Condensed Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ millions)		2013	2012	2013	2012
Operating Activities
Net earnings (loss)		$188	$(1,244)	$487	$(2,714)
Depreciation, depletion and amortization		388	452	1,177	1,511
Impairments	(Note 8)	21	1,682	21	4,208
Accretion of asset retirement obligation	(Note 11)	12	13	40	40
Deferred income taxes	(Note 7)	(10)	(499)	(84)	(1,606)
Unrealized (gain) loss on risk management	(Note 17)	128	619	44	1,351
Unrealized foreign exchange (gain) loss	(Note 6)	(117)	(180)	183	(170)
Other		40	66	14	92
Net change in other assets and liabilities		(15)	(9)	(59)	(55)
Net change in non-cash working capital		300	242	4	(267)

Cash From (Used in) Operating Activities		935	1,142	1,827	2,390

Investing Activities
Capital expenditures	(Note 3)	(641)	(779)	(1,995)	(2,696)
Acquisitions	(Note 4)	(52)	(33)	(161)	(361)
Proceeds from divestitures	(Note 4)	103	2	610	2,698
Cash in reserve		12	6	20	411
Net change in investments and other		56	(60)	187	(273)

Cash From (Used in) Investing Activities		(522)	(864)	(1,339)	(221)

Financing Activities
Issuance of revolving long-term debt		—	—	—	1,721
Repayment of revolving long-term debt		—	—	—	(1,724)
Repayment of long-term debt		—	—	—	(503)
Dividends on common shares	(Note 12)	(107)	(147)	(362)	(441)
Capital lease payments		—	(1)	(3)	(14)

Cash From (Used in) Financing Activities		(107)	(148)	(365)	(961)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		36	35	(44)	31

Increase (Decrease) in Cash and Cash Equivalents		342	165	79	1,239
Cash and Cash Equivalents, Beginning of Period		2,916	1,874	3,179	800

Cash and Cash Equivalents, End of Period		$3,258	$2,039	$3,258	$2,039

Cash, End of Period		$154	$60	$154	$60
Cash Equivalents, End of Period		3,104	1,979	3,104	1,979

Cash and Cash Equivalents, End of Period		$3,258	$2,039	$3,258	$2,039

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	42	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

1. Basis of Presentation

Encana Corporation and its subsidiaries (“Encana” or “the Company”) are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids (“NGLs”). The term liquids is used to represent Encana’s oil, NGLs and condensate.

The interim Condensed Consolidated Financial Statements include the accounts of Encana and are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The interim Condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2012, except as noted below in Note 2. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim Condensed Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2012.

These unaudited interim Condensed Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented. Interim condensed consolidated financial results are not necessarily indicative of consolidated financial results expected for the fiscal year.

2. Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

On January 1, 2013, Encana adopted the following accounting standards updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s interim Condensed Consolidated Financial Statements:

•	Accounting Standards Update 2011-11, “Disclosures about Offsetting Assets and Liabilities”, and Accounting Standards Update 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”, require disclosure of both gross and net information about certain financial instruments eligible for offset in the balance sheet and certain financial instruments subject to master netting arrangements. The amendments have been applied retrospectively.

•	Accounting Standards Update 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”, requires enhanced disclosures about amounts reclassified out of accumulated other comprehensive income. The amendments have been applied prospectively.

New Standards Issued Not Yet Adopted

As of January 1, 2014, Encana will be required to adopt the following accounting standards updates issued by the FASB, which are not expected to have a material impact on the Company’s Consolidated Financial Statements:

•	Accounting Standards Update 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date”, clarifies guidance for the recognition, measurement and disclosure of liabilities resulting from joint and several liability arrangements. The amendments will be applied retrospectively.

•	Accounting Standards Update 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings. The amendments will be applied prospectively.

Encana Corporation	43	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

2. Recent Accounting Pronouncements (continued)

New Standards Issued Not Yet Adopted (continued)

•	Accounting Standards Update 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, clarifies that a liability related to an unrecognized tax benefit or portions thereof should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except under specific situations. The amendments will be applied prospectively.

3. Segmented Information

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre.

•	USA Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre.

•	Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•	Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation.

Encana Corporation	44	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the three months ended September 30)

Segment and Geographic Information

	Canadian Division		USA Division		Market Optimization
	2013	2012	2013	2012	2013	2012
Revenues, Net of Royalties	$690	$665	$693	$838	$104	$102
Expenses
Production and mineral taxes	8	1	27	29	—	—
Transportation and processing	190	117	184	169	—	—
Operating	86	91	94	102	13	22
Purchased product	—	—	—	—	85	75

	406	456	388	538	6	5
Depreciation, depletion and amortization	148	176	205	247	3	3
Impairments	—	1,074	—	608	—	—

	$258	$(794)	$183	$(317)	$3	$2

	Corporate & Other		Consolidated
	2013	2012	2013	2012
Revenues, Net of Royalties	$(95)	$(580)	$1,392	$1,025
Expenses
Production and mineral taxes	—	—	35	30
Transportation and processing	2	21	376	307
Operating	12	7	205	222
Purchased product	—	—	85	75

	(109)	(608)	691	391
Depreciation, depletion and amortization	32	26	388	452
Impairments	21	—	21	1,682

	$(162)	$(634)	282	(1,743)

Accretion of asset retirement obligation			12	13
Administrative			94	102
Interest			143	130
Foreign exchange (gain) loss, net			(103)	(160)
Other			(3)	—

			143	85

Net Earnings (Loss) Before Income Tax			139	(1,828)
Income tax expense (recovery)			(49)	(584)

Net Earnings (Loss)			$188	$(1,244)

Intersegment Information

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2013	2012	2013	2012	2013	2012
Revenues, Net of Royalties	$1,374	$972	$(1,270)	$(870)	$104	$102
Expenses
Transportation and processing	127	134	(127)	(134)	—	—
Operating	20	19	(7)	3	13	22
Purchased product	1,205	799	(1,120)	(724)	85	75

Operating Cash Flow	$22	$20	$(16)	$(15)	$6	$5

Encana Corporation	45	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the nine months ended September 30)

Segment and Geographic Information

	Canadian Division		USA Division		Market Optimization
	2013	2012	2013	2012	2013	2012
Revenues, Net of Royalties	$1,979	$2,024	$2,072	$2,508	$357	$320
Expenses
Production and mineral taxes	11	7	86	62	—	—
Transportation and processing	531	395	547	490	—	—
Operating	282	271	303	290	26	38
Purchased product	—	—	—	—	303	265

	1,155	1,351	1,136	1,666	28	17
Depreciation, depletion and amortization	445	572	623	864	9	9
Impairments	—	1,822	—	2,386	—	—

	$710	$(1,043)	$513	$(1,584)	$19	$8

	Corporate & Other		Consolidated
	2013	2012	2013	2012
Revenues, Net of Royalties	$27	$(1,297)	$4,435	$3,555
Expenses
Production and mineral taxes	—	—	97	69
Transportation and processing	(7)	28	1,071	913
Operating	27	12	638	611
Purchased product	—	—	303	265

	7	(1,337)	2,326	1,697
Depreciation, depletion and amortization	100	66	1,177	1,511
Impairments	21	—	21	4,208

	$(114)	$(1,403)	1,128	(4,022)

Accretion of asset retirement obligation			40	40
Administrative			272	299
Interest			424	388
Foreign exchange (gain) loss, net			165	(165)
Other			(10)	(2)

			891	560

Net Earnings (Loss) Before Income Tax			237	(4,582)
Income tax expense (recovery)			(250)	(1,868)

Net Earnings (Loss)			$487	$(2,714)

Intersegment Information

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2013	2012	2013	2012	2013	2012
Revenues, Net of Royalties	$4,196	$2,977	$(3,839)	$(2,657)	$357	$320
Expenses
Transportation and processing	385	396	(385)	(396)	—	—
Operating	55	63	(29)	(25)	26	38
Purchased product	3,687	2,481	(3,384)	(2,216)	303	265

Operating Cash Flow	$69	$37	$(41)	$(20)	$28	$17

Encana Corporation	46	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Capital Expenditures

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Canadian Division	$301	$356	$1,011	$1,194
USA Division	330	380	940	1,375
Market Optimization	—	—	2	7
Corporate & Other	10	43	42	120

	$641	$779	$1,995	$2,696

Goodwill, Property, Plant and Equipment and Total Assets by Segment

	Goodwill		Property, Plant and Equipment		Total Assets
	As at		As at		As at
	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Canadian Division	$1,211	$1,252	$2,783	$2,960	$4,331	$4,748
USA Division	473	473	4,862	4,405	6,082	5,664
Market Optimization	—	—	96	106	169	161
Corporate & Other	—	—	2,197	2,280	7,801	8,127

	$1,684	$1,725	$9,938	$9,751	$18,383	$18,700

4. Acquisitions and Divestitures

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Acquisitions
Canadian Division	$1	$22	$17	$131
USA Division	51	11	144	230

Total Acquisitions	52	33	161	361

Divestitures
Canadian Division	(97)	(1)	(592)	(2,505)
USA Division	(6)	(1)	(16)	(191)
Corporate & Other	—	—	(2)	(2)

Total Divestitures	(103)	(2)	(610)	(2,698)

Net Acquisitions & (Divestitures)	$(51)	$31	$(449)	$(2,337)

Acquisitions

For the three and nine months ended September 30, 2013, acquisitions in the Canadian and USA Divisions totaled $52 million and $161 million, respectively (2012—$33 million and $361 million, respectively), which primarily included land and property purchases with oil and liquids rich natural gas production potential.

Divestitures

For the three and nine months ended September 30, 2013, divestitures in the Canadian Division were $97 million and $592 million, respectively. During the nine months ended September 30, 2013, divestitures primarily included the sale of the Company’s Jean Marie natural gas assets in the Greater Sierra resource play in northeast British Columbia.

For the nine months ended September 30, 2012, divestitures in the Canadian Division were $2,505 million, which primarily included C$1.45 billion received from a Mitsubishi Corporation subsidiary, C$100 million received from a Toyota Tsusho Corporation subsidiary and approximately C$920 million received from the sale of two natural gas processing plants.

Encana Corporation	47	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

4. Acquisitions and Divestitures (continued)

Divestitures (continued)

For the three and nine months ended September 30, 2013, divestitures in the USA Division were $6 million and $16 million, respectively, which included the sale of non-core assets. During the nine months ended September 30, 2012, the USA Division received proceeds of $114 million from the remainder of the North Texas asset sale.

Amounts received from these transactions have been deducted from the respective Canadian and U.S. full cost pools.

5. Interest

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Interest Expense on:
Debt	$117	$117	$348	$355
Other (1)	26	13	76	33

	$143	$130	$424	$388

(1)	Other interest for 2013 primarily includes interest related to The Bow office building.

6. Foreign Exchange (Gain) Loss, Net

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$(123)	$(212)	$193	$(200)
Translation of U.S. dollar risk management contracts issued from Canada	6	32	(10)	30

	(117)	(180)	183	(170)
Foreign Exchange on Intercompany Transactions	2	—	—	(7)
Other Monetary Revaluations and Settlements	12	20	(18)	12

	$(103)	$(160)	$165	$(165)

7. Income Taxes

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Current Tax
Canada	$(32)	$(89)	$(171)	$(277)
United States	(14)	(1)	(14)	(24)
Other Countries	7	5	19	39

Total Current Tax Expense (Recovery)	(39)	(85)	(166)	(262)

Deferred Tax
Canada	(11)	(345)	45	(830)
United States	10	(197)	(45)	(1,045)
Other Countries	(9)	43	(84)	269

Total Deferred Tax Expense (Recovery)	(10)	(499)	(84)	(1,606)

	$(49)	$(584)	$(250)	$(1,868)

Encana’s interim income tax expense is calculated using the estimated annual effective tax rate applied to year-to-date net earnings before tax plus amounts in respect of prior periods. The estimated annual effective tax rate is impacted by expected annual earnings, statutory and other rate differences, the effect of legislative changes, international financing, non-taxable capital gains and losses, tax differences on divestitures and transactions and partnership tax allocations in excess of funding.

Encana Corporation	48	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

8. Property, Plant and Equipment, Net

	As at September 30, 2013			As at December 31, 2012
	Cost	Accumulated DD&A (1)	Net	Cost	Accumulated DD&A (1)	Net
Canadian Division
Proved properties	$25,657	$(23,635)	$2,022	$26,024	$(23,962)	$2,062
Unproved properties	599	—	599	716	—	716
Other	162	—	162	182	—	182

	26,418	(23,635)	2,783	26,922	(23,962)	2,960

USA Division
Proved properties	25,990	(21,873)	4,117	24,825	(21,236)	3,589
Unproved properties	523	—	523	579	—	579
Other	222	—	222	237	—	237

	26,735	(21,873)	4,862	25,641	(21,236)	4,405

Market Optimization	230	(134)	96	235	(129)	106
Corporate & Other	2,779	(582)	2,197	2,829	(549)	2,280

	$56,162	$(46,224)	$9,938	$55,627	$(45,876)	$9,751

(1)	Depreciation, depletion and amortization.

The Canadian Division and USA Division property, plant and equipment include internal costs directly related to exploration, development and construction activities of $280 million which have been capitalized during the nine months ended September 30, 2013 (2012—$364 million). Included in Corporate and Other are $95 million ($104 million as at December 31, 2012) of international property costs, which have been fully impaired.

For the three months ended September 30, 2012, the Company recognized a ceiling test impairment of $1,074 million in the Canadian cost centre and $608 million in the U.S. cost centre. For the nine months ended September 30, 2012, the Company recognized a ceiling test impairment of $1,822 million in the Canadian cost centre and $2,386 million in the U.S. cost centre. The impairments resulted primarily from the decline in the 12-month average trailing natural gas prices which reduced proved reserves volumes and values.

The 12-month average trailing prices used in the ceiling test calculations were based on benchmark prices which were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality. At September 30, 2013, the 12-month average trailing prices used in the Canadian cost centre ceiling test calculation were C$3.09/MMBtu for AECO (2012—C$2.41/MMBtu) and C$93.18/bbl for Edmonton Light Sweet (2012—C$88.74/bbl). At September 30, 2013, the 12-month average trailing prices used in the U.S. cost centre ceiling test calculation were $3.60/MMBtu for Henry Hub (2012—$2.82/MMBtu) and $95.20/bbl for WTI (2012—$94.97/bbl).

As at September 30, 2013, the Canadian Division property, plant and equipment and total assets include Encana’s accrual to date of $612 million ($612 million as at December 31, 2012) related to the Production Field Centre (“PFC”) for the Deep Panuke offshore facility capitalized as an asset under construction.

As at September 30, 2013, Corporate and Other property, plant and equipment and total assets include accumulated costs to date of $1,672 million ($1,668 million as at December 31, 2012) related to The Bow office building. In 2012, Encana assumed partial occupancy of The Bow office premises and commenced payments to the third party developer under a 25-year lease agreement. As of March 31, 2013, Encana had assumed full occupancy of the building. The Bow asset is being depreciated over the 60-year estimated life of the building. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized (See Note 10).

Liabilities for the PFC and The Bow office building are included in other liabilities and provisions in the Condensed Consolidated Balance Sheet and are disclosed in Note 10.

Encana Corporation	49	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

9. Long-Term Debt

	C$	As at	As at
	Principal	September 30,	December 31,
	Amount	2013	2012
Canadian Dollar Denominated Debt
5.80% due January 18, 2018	$750	$729	$754

	$750	729	754

U.S. Dollar Denominated Debt
4.75% due October 15, 2013		500	500
5.80% due May 1, 2014		1,000	1,000
5.90% due December 1, 2017		700	700
6.50% due May 15, 2019		500	500
3.90% due November 15, 2021		600	600
8.125% due September 15, 2030		300	300
7.20% due November 1, 2031		350	350
7.375% due November 1, 2031		500	500
6.50% due August 15, 2034		750	750
6.625% due August 15, 2037		500	500
6.50% due February 1, 2038		800	800
5.15% due November 15, 2041		400	400

		6,900	6,900

Total Principal		7,629	7,654
Increase in Value of Debt Acquired		42	46
Debt Discounts		(22)	(25)
Current Portion of Long-Term Debt		(1,500)	(500)

		$6,149	$7,175

Long-term debt is accounted for at amortized cost using the effective interest method of amortization. As at September 30, 2013, total long-term debt had a carrying value of $7,649 million and a fair value of $8,333 million (as at December 31, 2012—$7,675 million carrying value and a fair value of $9,043 million). The estimated fair value of long-term borrowings is categorized within Level 2 of the fair value hierarchy and has been determined based on market information or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.

Encana Corporation	50	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

10. Other Liabilities and Provisions

	As at	As at
	September 30,	December 31,
	2013	2012
The Bow Office Building (See Note 8)	$1,690	$1,674
Asset under Construction—Production Field Centre (See Note 8)	612	612
Obligation under Capital Lease	71	69
Unrecognized Tax Benefits	137	134
Pensions and Other Post-Employment Benefits	173	165
Other	88	18

	$2,771	$2,672

The Bow Office Building

As described in Note 8, Encana has recognized the accumulated costs for The Bow office building as an asset with a related liability. In 2012, Encana commenced payments to the third party developer under a 25-year agreement. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. Encana has also subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. (“Cenovus”). The total undiscounted future payments related to the lease agreement and the total undiscounted future amounts expected to be recovered from the Cenovus sublease are outlined below.

(undiscounted)	2013	2014	2015	2016	2017	Thereafter	Total
Expected future lease payments	$22	$90	$91	$91	$92	$2,050	$2,436

Sublease recoveries	$(11)	$(44)	$(45)	$(45)	$(46)	$(1,017)	$(1,208)

Production Field Centre

As described in Note 8, during the construction phase of the PFC, Encana has recognized an asset under construction with a corresponding liability. Upon commencement of operations, Encana will recognize the PFC as a capital lease. Encana’s total discounted future payments related to the PFC total $564 million. The total undiscounted future payments related to the PFC are outlined below.

(undiscounted)	2013	2014	2015	2016	2017	Thereafter	Total
Expected future lease payments	$22	$89	$89	$89	$89	$333	$711

Encana Corporation	51	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

11. Asset Retirement Obligation

	As at	As at
	September 30, 2013	December 31, 2012
Asset Retirement Obligation, Beginning of Year	$969	$921
Liabilities Incurred	31	43
Liabilities Settled	(115)	(90)
Change in Estimated Future Cash Outflows	—	28
Accretion Expense	40	53
Foreign Currency Translation and Other	(19)	14

Asset Retirement Obligation, End of Period	$906	$969

Current Portion	$46	$33
Long-Term Portion	860	936

	$906	$969

12. Share Capital

Authorized

The Company is authorized to issue an unlimited number of no par value common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

Issued and Outstanding

	As at September 30, 2013		As at December 31, 2012
	Number (millions)	Amount	Number (millions)	Amount
Common Shares Outstanding, Beginning of Year	736.3	$2,354	736.3	$2,354
Common Shares Cancelled	(0.8)	(2)	—	—
Common Shares Issued Under Dividend Reinvestment Plan	4.7	80	—	—

Common Shares Outstanding, End of Period	740.2	$2,432	736.3	$2,354

During the nine months ended September 30, 2013, Encana cancelled 767,327 common shares reserved for issuance to shareholders upon exchange of predecessor companies’ shares. In accordance with the terms of the merger agreement which formed Encana, shares which have remained unexchanged were extinguished. Accordingly, the weighted average book value of the common shares extinguished of $2 million has been transferred to paid in surplus.

During the three months ended September 30, 2013, Encana issued 2,438,937 common shares totaling $41 million under the Company’s dividend reinvestment plan. During the nine months ended September 30, 2013, Encana issued 4,678,124 common shares totaling $80 million under the Company’s dividend reinvestment plan.

Dividends

During the three months ended September 30, 2013, Encana paid dividends of $0.20 per common share totaling $148 million (2012—$0.20 per common share totaling $147 million). During the nine months ended September 30, 2013, Encana paid dividends of $0.60 per common share totaling $442 million (2012—$0.60 per common share totaling $441 million).

For the three and nine months ended September 30, 2013, the dividends paid included $41 million and $80 million, respectively, in common shares as disclosed above, which were issued in lieu of cash dividends under the Company’s dividend reinvestment plan.

Encana Corporation	52	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

12. Share Capital (continued)

Earnings Per Common Share

The following table presents the computation of net earnings per common share:

	Three Months Ended September 30,		Nine Months Ended September 30,
(millions, except per share amounts)	2013	2012	2013	2012
Net Earnings (Loss)	$188	$(1,244)	$487	$(2,714)
Number of Common Shares:
Weighted average common shares outstanding—Basic	738.3	736.3	736.8	736.3
Effect of dilutive securities	—	—	—	—

Weighted average common shares outstanding—Diluted	738.3	736.3	736.8	736.3

Net Earnings (Loss) per Common Share
Basic	$0.25	$(1.69)	$0.66	$(3.69)
Diluted	$0.25	$(1.69)	$0.66	$(3.69)

Encana Stock Option Plan

Encana has share-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options are granted.

All options outstanding as at September 30, 2013 have associated Tandem Stock Appreciation Rights (“TSARs”) attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of the exercise over the original grant price. In addition, certain stock options granted are performance-based whereby vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right (“SAR”) in exchange for a cash payment. As a result, Encana does not consider outstanding TSARs to be potentially dilutive securities.

Encana Restricted Share Units (“RSUs”)

Encana has a share-based compensation plan whereby eligible employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The Company intends to settle vested RSUs in cash on the vesting date. As a result, Encana does not consider RSUs to be potentially dilutive securities.

Encana Share Units Held by Cenovus Employees

On November 30, 2009, Encana completed a corporate reorganization to split into two independent publicly traded energy companies—Encana Corporation and Cenovus Energy Inc. (the “Split Transaction”). In conjunction with the Split Transaction, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. Share units include TSARs, Performance TSARs, SARs, and Performance SARs. The terms and conditions of the share units are similar to the terms and conditions of the original share units.

With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus are based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Notes 14 and 16). There is no impact on Encana’s net earnings for the share units held by Cenovus employees. TSARs and Performance TSARs held by Cenovus employees will expire by December 2014.

Cenovus employees may exercise Encana TSARs and Encana Performance TSARs in exchange for Encana common shares. As at September 30, 2013, there were 1.6 million Encana TSARs and 2.4 million Encana Performance TSARs with a weighted average exercise price of C$29.13 and C$29.04, respectively, held by Cenovus employees, which were outstanding and exercisable.

Encana Corporation	53	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13. Accumulated Other Comprehensive Income

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Foreign Currency Translation Adjustment
Balance, Beginning of Period	$700	$671	$739	$658
Current Period Change in Foreign Currency Translation Adjustment	20	73	(19)	86

Balance, End of Period	$720	$744	$720	$744

Pension and Other Post-Employment Benefit Plans
Balance, Beginning of Period	$(64)	$(77)	$(69)	$(82)
Reclassification of Net Actuarial (Gains) and Losses to Net Earnings (See Note 15)	4	3	11	11
Income Taxes	(1)	—	(3)	(3)

Balance, End of Period	$(61)	$(74)	$(61)	$(74)

Total Accumulated Other Comprehensive Income	$659	$670	$659	$670

14. Compensation Plans

Encana has a number of compensation arrangements that form the Company’s long-term incentive plan awarded to eligible employees. These primarily include TSARs, Performance TSARs, SARs, Performance SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”) and RSUs. These compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, Performance SARs, PSUs and RSUs held by Encana employees as cash-settled share-based payment transactions and accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton and other fair value models.

As at September 30, 2013, the following weighted average assumptions were used to determine the fair value of the share units held by Encana employees:

	Encana US$ Share Units		Encana C$ Share Units		Cenovus C$ Share Units
Risk Free Interest Rate		1.20%		1.20%		1.20%
Dividend Yield		4.62%		4.60%		3.15%
Expected Volatility Rate		33.26%		30.45%		28.30%
Expected Term		2.0 yrs		1.8 yrs		0.2 yrs
Market Share Price	US$	17.33	C$	17.80	C$	30.74

The Company has recognized the following share-based compensation costs:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Compensation Costs of Transactions Classified as Cash-Settled	$21	$33	$27	$78
Compensation Costs of Transactions Classified as Equity-Settled (1)	1	(3)	4	2

Total Share-Based Compensation Costs	22	30	31	80
Less: Total Share-Based Compensation Costs Capitalized	(7)	(8)	(9)	(23)

Total Share-Based Compensation Expense	$15	$22	$22	$57

Recognized on the Consolidated Statement of Earnings in:
Operating expense	$7	$15	$8	$28
Administrative expense	8	7	14	29

	$15	$22	$22	$57

(1)	RSUs may be settled in cash or equity as determined by Encana. The Company’s decision to cash settle RSUs was made subsequent to the original grant date.

Encana Corporation	54	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

14. Compensation Plans (continued)

As at September 30, 2013, the liability for share-based payment transactions totaled $143 million of which $81 million is recognized in accounts payable and accrued liabilities.

	As at	As at
	September 30,	December 31,
	2013	2012
Liability for Unvested Cash-Settled Share-Based Payment Transactions	$98	$85
Liability for Vested Cash-Settled Share-Based Payment Transactions	45	71

Liability for Cash-Settled Share-Based Payment Transactions	$143	$156

The following units were granted during the nine months ended September 30, 2013. The TSARs and SARs were granted at the market price of Encana’s common shares on the grant date.

Nine Months Ended September 30, 2013 (thousands of units)
TSARs	10,591
SARs	4,985
PSUs	1,097
DSUs	179
RSUs	6,619

15. Pension and Other Post-Employment Benefits

The Company has recognized total benefit plans expense which includes pension benefits and other post-employment benefits (“OPEB”) for the nine months ended September 30 as follows:

	Pension Benefits		OPEB		Total
	2013	2012	2013	2012	2013	2012
Defined Benefit Plan Expense	$12	$13	$14	$14	$26	$27
Defined Contribution Plan Expense	34	33	—	—	34	33

Total Benefit Plans Expense	$46	$46	$14	$14	$60	$60

Of the total benefit plans expense, $47 million (2012—$48 million) was included in operating expense and $13 million (2012—$12 million) was included in administrative expense.

The defined periodic pension and OPEB expense for the nine months ended September 30 is as follows:

	Pension Benefits		OPEB		Total
	2013	2012	2013	2012	2013	2012
Current service costs	$4	$4	$11	$11	$15	$15
Interest cost	10	10	3	3	13	13
Expected return on plan assets	(13)	(12)	—	—	(13)	(12)
Amounts reclassified from accumulated other comprehensive income:
Amortization of net actuarial (gains) and losses	11	11	—	—	11	11

Total Defined Benefit Plan Expense	$12	$13	$14	$14	$26	$27

The amounts recognized in other comprehensive income for the nine months ended September 30 are as follows:

	Pension Benefits		OPEB		Total
	2013	2012	2013	2012	2013	2012
Total Amounts Recognized in Other
Comprehensive (Income) Loss, Before Tax	$(11)	$(11)	$—	$—	$(11)	$(11)

Total Amounts Recognized in Other
Comprehensive (Income) Loss, After Tax	$(8)	$(8)	$—	$—	$(8)	$(8)

Encana Corporation	55	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

16. Fair Value Measurements

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the Split Transaction, as disclosed below. The fair value of cash in reserve approximates its carrying amount due to the nature of the instrument held.

Recurring fair-value measurements are performed for risk management assets and liabilities and for share units resulting from the Split Transaction, which are discussed further in Notes 17 and 12, respectively. These items are carried at fair value in the Condensed Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the tables below. There have been no transfers between the hierarchy levels during the period.

As at September 30, 2013	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting(4)	Carrying Amount
Risk Management
Risk Management Assets
Current	$—	$338	$1	$339	$(24)	$315
Long-term	—	221	—	221	—	221
Risk Management Liabilities
Current	1	25	—	26	(24)	2
Long-term	—	—	3	3	—	3
Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees
Accounts receivable and accrued revenues (1)	$—	$—	$—	$—	$—	$—
Accounts payable and accrued liabilities (2)	—	—	—	—	—	—
Cenovus Share Units Held by Encana Employees
Accounts payable and accrued liabilities (3)	—	—	13	13	—	13

As at December 31, 2012	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting(4)	Carrying Amount
Risk Management
Risk Management Assets
Current	$2	$505	$—	$507	$(28)	$479
Long-term	—	112	—	112	(1)	111
Risk Management Liabilities
Current	—	25	8	33	(28)	5
Long-term	—	7	4	11	(1)	10
Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees
Accounts receivable and accrued revenues (1)	$—	$—	$1	$1	$—	$1
Accounts payable and accrued liabilities (2)	—	—	1	1	—	1
Cenovus Share Units Held by Encana Employees
Accounts payable and accrued liabilities (3)	—	—	36	36	—	36

(1)	Receivable from Cenovus.
(2)	Payable to Cenovus employees.
(3)	Payable to Cenovus.
(4)	Netting to offset derivative assets and liabilities where the legal right and intention to offset exists, or where counterparty master netting arrangements contain provisions for net settlement.

Encana Corporation	56	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

16. Fair Value Measurements (continued)

The Company’s Level 1 and Level 2 risk management assets and liabilities consist of commodity fixed price contracts and basis swaps with terms to 2016. The fair values of these contracts are based on a market approach and are estimated using inputs which are either directly or indirectly observable at the reporting date, such as exchange and other published prices, broker quotes and observable trading activity.

Level 3 Fair Value Measurements

The Company’s Level 3 risk management assets and liabilities consist of natural gas options and power purchase contracts with terms to 2013 and 2017, respectively. The fair values of both the natural gas options and the power purchase contracts are based on an income approach and are modeled internally using observable and unobservable inputs such as natural gas price volatilities and forward power prices in less active markets. The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Amounts related to risk management assets and liabilities are recognized in revenues and transportation and processing expense according to their purpose. Amounts related to share units resulting from the Split Transaction are recognized in operating expense, administrative expense and capitalized within property, plant and equipment as described in Note 14.

A summary of changes in Level 3 fair value measurements for the nine months ended September 30 is presented below:

			Share Units Resulting from
	Risk Management		Split Transaction
	2013	2012	2013	2012
Balance, Beginning of Year	$(12)	$18	$(36)	$(83)
Total gains (losses)	10	(33)	15	(7)
Purchases, issuances and settlements:
Purchases	—	—	—	—
Settlements	—	(11)	8	41
Transfers in and out of Level 3	—	—	—	—

Balance, End of Period	$(2)	$(26)	$(13)	$(49)

Change in unrealized gains (losses) related to assets and liabilities held at end of period	$5	$(37)	$18	$(18)

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented below:

	Valuation Technique	Unobservable Input	As at September 30, 2013	As at December 31, 2012
Risk Management—Natural Gas Options	Option Model	Price volatility	—	0.3% - 28.3%
Risk Management—Power	Discounted Cash Flow	Forward prices ($/Megawatt Hour)	$50.25 - $61.33	$48.25 - $57.97
Share Units Resulting from the Split Transaction	Option Model	Cenovus share unit volatility	28.30%	30.18%

A five percentage point increase or decrease in natural gas price volatility would cause no decrease or increase (nil as at December 31, 2012) to net risk management assets. A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $8 million ($6 million as at December 31, 2012) increase or decrease to net risk management assets. A five percentage point increase or decrease in Cenovus share unit estimated volatility would cause a corresponding $1 million ($2 million as at December 31, 2012) increase or decrease to accounts payable and accrued liabilities.

Encana Corporation	57	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17. Financial Instruments and Risk Management

A) Financial Instruments

Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt.

B) Risk Management Assets and Liabilities

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value. See Note 16 for a discussion of fair value measurements.

Unrealized Risk Management Position

	As at September 30, 2013	As at December 31, 2012
Risk Management Asset
Current	$315	$479
Long-term	221	111

	536	590

Risk Management Liability
Current	2	5
Long-term	3	10

	5	15

Net Risk Management Asset	$531	$575

Commodity Price Positions as at September 30, 2013

	Notional Volumes	Term	Average Price	Fair Value
Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	2,255 MMcf/d	2013	4.37 US$/Mcf	$160
NYMEX Fixed Price	1,538 MMcf/d	2014	4.19 US$/Mcf	185
NYMEX Fixed Price	825 MMcf/d	2015	4.37 US$/Mcf	90
Basis Contracts (1)		2013-2016		98
Other Financial Positions				2

Natural Gas Fair Value Position				535

Crude Oil Contracts
Fixed Price Contracts
Brent Fixed Price	9.3 Mbbls/d	2013	108.22 US$/bbl	1
WTI Fixed Price	7.6 Mbbls/d	2013	98.71 US$/bbl	(2)
WTI Fixed Price	9.5 Mbbls/d	2014	94.19 US$/bbl	(4)
Basis Contracts (2)		2013-2015		3

Crude Oil Fair Value Position				(2)

Power Purchase Contracts
Fair Value Position				(2)

Total Fair Value Position				$531

(1)	Encana has entered into swaps to protect against widening natural gas price differentials in Canada and the United States. These basis swaps are priced using both fixed price differentials and differentials determined as a percentage of NYMEX.
(2)	Encana has entered into swaps to protect against widening oil price differentials between Brent and WTI. These basis swaps are priced using fixed price differentials.

Encana Corporation	58	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities (continued)

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Revenues, Net of Royalties	$174	$561	$369	$1,730
Transportation and Processing	1	17	1	11

Gain on Risk Management	$175	$578	$370	$1,741

	Unrealized Gain (Loss)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Revenues, Net of Royalties	$(126)	$(598)	$(51)	$(1,323)
Transportation and Processing	(2)	(21)	7	(28)

Gain (Loss) on Risk Management	$(128)	$(619)	$(44)	$(1,351)

Reconciliation of Unrealized Risk Management Positions from January 1 to September 30

	2013		2012
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)
Fair Value of Contracts, Beginning of Year	$575
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	326	$326	$390
Fair Value of Contracts Realized During the Period	(370)	(370)	(1,741)

Fair Value of Contracts, End of Period	$531	$(44)	$(1,351)

C) Risks Associated with Financial Assets and Liabilities

The Company is exposed to financial risks including market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. Future cash flows may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

Commodity Price Risk

Commodity price risk arises from the effect fluctuations in future commodity prices may have on future cash flows. To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board. The Company’s policy is to not use derivative financial instruments for speculative purposes.

Natural Gas—To partially mitigate natural gas commodity price risk, the Company uses contracts such as NYMEX based swaps and options. Encana also enters into basis swaps to manage against widening price differentials between various production areas and various sales points.

Crude Oil—To help protect against widening crude oil price differentials between North American and world prices, the Company has entered into fixed price contracts and basis swaps.

Power—The Company has entered into Canadian dollar denominated derivative contracts to manage its electricity consumption costs.

Encana Corporation	59	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Commodity Price Risk (continued)

The table below summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at September 30 as follows:

	2013		2012
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease
Natural gas price	$(402)	$402	$(151)	$149
Crude oil price	(37)	37	17	(17)
Power price	8	(8)	6	(6)

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio including credit practices that limit transactions according to counterparties’ credit quality. Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives. The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables. As at September 30, 2013, the Company had no significant collateral balances posted or received and there were no credit derivatives in place.

As at September 30, 2013, cash equivalents include high-grade, short-term securities, placed primarily with financial institutions and companies with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at September 30, 2013, approximately 91 percent (88 percent at December 31, 2012) of Encana’s accounts receivable and financial derivative credit exposures were with investment grade counterparties.

As at September 30, 2013, Encana had four counterparties (2012—four counterparties) whose net settlement position individually accounted for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty. As at September 30, 2013, these counterparties accounted for 13 percent, 12 percent, 10 percent and 10 percent of the fair value of the outstanding in-the-money net risk management contracts.

Liquidity Risk

Liquidity risk arises from the potential that the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt capital markets. In June 2013, the Company extended the maturity date of its existing revolving bank credit facilities and reduced the Canadian facility from C$4.0 billion to C$3.5 billion. As at September 30, 2013, the Company had available unused committed revolving bank credit facilities totaling $4.4 billion which include C$3.5 billion ($3.4 billion) on a revolving bank credit facility for Encana and $999 million on a revolving bank credit facility for a U.S. subsidiary. The facilities remain committed through June 2018.

Encana also has unused capacity under a shelf prospectus for up to $4.0 billion, or the equivalent in foreign currencies, the availability of which is dependent on market conditions, to issue up to $4.0 billion of debt securities in the U.S. This shelf prospectus expires in June 2014. The Company believes it has sufficient funding through the use of this facility to meet foreseeable borrowing requirements.

Encana Corporation	60	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Liquidity Risk (continued)

The Company minimizes its liquidity risk by managing its capital structure. The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and to finance internally generated growth as well as potential acquisitions. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

The timing of expected cash outflows relating to financial liabilities is outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	$1,633	$—	$—	$—	$—	$1,633
Risk Management Liabilities	2	3	—	—	—	5
Long-Term Debt (1)	1,950	761	2,148	2,178	6,675	13,712

(1)	Principal and interest.

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company’s reported results. Encana’s financial results are consolidated in Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations is not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt and may also enter into foreign exchange derivatives. As at September 30, 2013, Encana had $5.9 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure ($5.9 billion as at December 31, 2012) and $1.7 billion in debt that was not subject to foreign exchange exposure ($1.8 billion as at December 31, 2012). There were no foreign exchange derivatives outstanding as at September 30, 2013.

Encana’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $48 million change in foreign exchange (gain) loss as at September 30, 2013 (2012—$51 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates. There were no interest rate derivatives outstanding as at September 30, 2013.

As at September 30, 2013, the Company had no floating rate debt. Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was nil (2012—nil).

Encana Corporation	61	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

18. Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments as at September 30, 2013:

	Expected Future Payments
(undiscounted)	2013	2014	2015	2016	2017	Thereafter	Total
Transportation and Processing	$221	$956	$974	$886	$867	$5,078	$8,982
Drilling and Field Services	192	155	100	66	38	69	620
Operating Leases	12	47	44	37	29	69	238

Commitments	$425	$1,158	$1,118	$989	$934	$5,216	$9,840

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Encana Corporation	62	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Supplemental Financial Information (unaudited)

Financial Results

	2013				2012
($ millions, except per share amounts)	Year-to- date	Q3	Q2	Q1	Year	Q4	Q3 Year- to-date	Q3	Q2	Q1
Cash Flow (1)	1,904	660	665	579	3,537	809	2,728	913	794	1,021
Per share - Diluted (3)	2.58	0.89	0.90	0.79	4.80	1.10	3.71	1.24	1.08	1.39
Operating Earnings (2)	576	150	247	179	997	296	701	263	198	240
Per share - Diluted (3)	0.78	0.20	0.34	0.24	1.35	0.40	0.95	0.36	0.27	0.33
Net Earnings (Loss)	487	188	730	(431)	(2,794)	(80)	(2,714)	(1,244)	(1,482)	12
Per share - Diluted (3)	0.66	0.25	0.99	(0.59)	(3.79)	(0.11)	(3.69)	(1.69)	(2.01)	0.02
Effective Tax Rate using Canadian Statutory Rate	25.1%				25.0%
Foreign Exchange Rates (US$ per C$1)
Average	0.977	0.963	0.977	0.992	1.000	1.009	0.998	1.005	0.990	0.999
Period end	0.972	0.972	0.951	0.985	1.005	1.005	1.017	1.017	0.981	1.001
Cash Flow Summary
Cash From (Used in) Operating Activities	1,827	935	554	338	3,107	717	2,390	1,142	631	617
Deduct (Add back):
Net change in other assets and liabilities	(59)	(15)	(22)	(22)	(78)	(23)	(55)	(9)	(26)	(20)
Net change in non-cash working capital	4	300	(81)	(215)	(323)	(56)	(267)	242	(134)	(375)
Cash tax on sale of assets	(22)	(10)	(8)	(4)	(29)	(13)	(16)	(4)	(3)	(9)

Cash Flow (1)	1,904	660	665	579	3,537	809	2,728	913	794	1,021

Operating Earnings Summary
Net Earnings (Loss)	487	188	730	(431)	(2,794)	(80)	(2,714)	(1,244)	(1,482)	12
After-tax (addition) deduction:
Unrealized hedging gain (loss)	(23)	(89)	332	(266)	(1,002)	(72)	(930)	(428)	(547)	45
Impairments	(16)	(16)	—	—	(3,188)	(300)	(2,888)	(1,193)	(1,695)	—
Non-operating foreign exchange gain (loss)	(158)	105	(162)	(101)	92	(66)	158	162	(90)	86
Income tax adjustments	108	38	313	(243)	307	62	245	(48)	652	(359)

Operating Earnings (2)	576	150	247	179	997	296	701	263	198	240

(1)	Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.
(2)	Operating Earnings is a non-GAAP measure defined as Net Earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.
(3)	Net earnings, operating earnings and cash flow per common share are calculated using the weighted average number of Encana common shares outstanding as follows:

	2013				2012
(millions)	Year-to- date	Q3	Q2	Q1	Year	Q4	Q3 Year- to-date	Q3	Q2	Q1
Weighted Average Common Shares Outstanding
Basic	736.8	738.3	736.1	736.2	736.3	736.3	736.3	736.3	736.3	736.3
Diluted	736.8	738.3	736.1	736.2	736.3	736.3	736.3	736.3	736.3	736.3

Encana Corporation	63	Supplemental Information (prepared in US$)

Third quarter report

for the period ended September 30, 2013

Supplemental Financial & Operating Information (unaudited)

Financial Metrics	2013		2012
	Year-to-date		Year
Net Debt to Debt Adjusted Cash Flow	1.4	x	1.1	x
Debt to Debt Adjusted Cash Flow	2.4	x	2.0	x
Debt to Adjusted EBITDA	2.5	x	2.0	x
Debt to Adjusted Capitalization	37%		37%

The financial metrics disclosed above are non-GAAP measures monitored by Management as indicators of the Company’s overall financial strength. These non-GAAP measures are defined and calculated in the Non-GAAP Measures section of Encana’s Management’s Discussion and Analysis.

Net Capital Investment	2013				2012
($ millions)	Year-to- date	Q3	Q2	Q1	Year	Q4	Q3 Year- to-date	Q3	Q2	Q1
Capital Investment
Canadian Division	1,011	301	301	409	1,567	373	1,194	356	323	515
USA Division	940	330	327	283	1,727	352	1,375	380	432	563
Market Optimization	2	—	2	—	7	—	7	—	1	6
Corporate & Other	42	10	9	23	175	55	120	43	41	36

Capital Investment	1,995	641	639	715	3,476	780	2,696	779	797	1,120

Net Acquisitions & (Divestitures) (1)	(704)	(51)	(312)	(341)	(3,664)	(1,327)	(2,337)	31	(8)	(2,360)

Net Capital Investment	1,291	590	327	374	(188)	(547)	359	810	789	(1,240)

(1)	Q1 2013 Net Acquisitions & (Divestitures) includes proceeds received from the sale of the Company’s 30 percent interest in the proposed Kitimat liquefied natural gas export terminal in British Columbia and associated undeveloped lands in the Horn River Basin. The transaction closed on February 8, 2013.

Production Volumes—After Royalties	2013				2012
(average)	Year-to- date	Q3	Q2	Q1	Year	Q4	Q3 Year- to-date	Q3	Q2	Q1
Natural Gas (MMcf/d)
Canadian Division	1,400	1,414	1,364	1,422	1,359	1,408	1,343	1,299	1,237	1,493
USA Division	1,388	1,309	1,402	1,455	1,622	1,540	1,650	1,606	1,565	1,779

	2,788	2,723	2,766	2,877	2,981	2,948	2,993	2,905	2,802	3,272

Oil (Mbbls/d)
Canadian Division	10.2	12.3	10.3	8.0	7.3	7.6	7.2	7.1	7.4	7.2
USA Division	13.2	14.9	12.6	12.0	10.3	10.9	10.1	10.4	10.5	9.3

	23.4	27.2	22.9	20.0	17.6	18.5	17.3	17.5	17.9	16.5

NGLs (Mbbls/d)
Canadian Division	17.4	20.5	15.7	16.0	12.1	16.0	10.9	10.9	9.5	12.0
USA Division	9.0	10.5	9.0	7.5	1.3	1.7	1.1	1.9	0.8	0.8

	26.4	31.0	24.7	23.5	13.4	17.7	12.0	12.8	10.3	12.8

Oil & NGLs (Mbbls/d)
Canadian Division	27.6	32.8	26.0	24.0	19.4	23.6	18.1	18.0	16.9	19.2
USA Division	22.2	25.4	21.6	19.5	11.6	12.6	11.2	12.3	11.3	10.1

	49.8	58.2	47.6	43.5	31.0	36.2	29.3	30.3	28.2	29.3

Oil & NGLs Production Volumes—After Royalties	2013		2012
(average Mbbls/d)	Year-to- date	% of Total	Year	% of Total
Oil	23.4	47	17.6	57
Plant Condensate	8.3	17	6.5	21
Butane	4.2	8	2.0	6
Propane	6.6	13	2.5	8
Ethane	7.3	15	2.4	8

	49.8	100	31.0	100

Encana Corporation	64	Supplemental Information (prepared in US$)

Third quarter report

for the period ended September 30, 2013

Supplemental Financial & Operating Information (unaudited)

Results of Operations

Product and Divisional Information, Including the Impact of Realized Financial Hedging

	2013				2012
($ millions)	Year-to- date	Q3	Q2	Q1	Year	Q4	Q3 Year- to-date	Q3	Q2	Q1
Natural Gas—Canadian Division
Revenues, Net of Royalties, excluding Hedging	1,262	381	459	422	1,263	411	852	282	223	347
Realized Financial Hedging Gain	187	102	19	66	962	187	775	261	286	228
Expenses
Production and mineral taxes	2	1	—	1	1	1	—	—	1	(1)
Transportation and processing	517	183	165	169	549	158	391	116	143	132
Operating	240	72	80	88	327	71	256	86	78	92

Operating Cash Flow	690	227	233	230	1,348	368	980	341	287	352

Natural Gas—USA Division
Revenues, Net of Royalties, excluding Hedging	1,446	440	547	459	1,798	523	1,275	446	343	486
Realized Financial Hedging Gain	180	84	27	69	1,195	238	957	300	355	302
Expenses
Production and mineral taxes	58	16	27	15	68	28	40	22	5	13
Transportation and processing	547	184	179	184	652	162	490	169	148	173
Operating	242	78	78	86	347	78	269	90	81	98

Operating Cash Flow	779	246	290	243	1,926	493	1,433	465	464	504

Natural Gas—Total
Revenues, Net of Royalties, excluding Hedging	2,708	821	1,006	881	3,061	934	2,127	728	566	833
Realized Financial Hedging Gain	367	186	46	135	2,157	425	1,732	561	641	530
Expenses
Production and mineral taxes	60	17	27	16	69	29	40	22	6	12
Transportation and processing	1,064	367	344	353	1,201	320	881	285	291	305
Operating	482	150	158	174	674	149	525	176	159	190

Operating Cash Flow	1,469	473	523	473	3,274	861	2,413	806	751	856

Liquids—Canadian Division
Revenues, Net of Royalties, excluding Hedging	500	204	156	140	504	132	372	114	118	140
Realized Financial Hedging Gain (Loss)	(1)	(7)	2	4	(4)	(4)	—	—	—	—
Expenses
Production and mineral taxes	9	7	1	1	8	1	7	1	2	4
Transportation and processing	14	7	4	3	6	2	4	1	2	1
Operating	32	11	9	12	14	7	7	2	3	2

Operating Cash Flow	444	172	144	128	472	118	354	110	111	133

Liquids—USA Division
Revenues, Net of Royalties, excluding Hedging	425	169	134	122	348	89	259	88	88	83
Realized Financial Hedging Gain (Loss)	1	(7)	3	5	—	—	—	—	—	—
Expenses
Production and mineral taxes	28	11	9	8	28	6	22	7	7	8
Transportation and processing	—	—	—	—	—	—	—	—	—	—
Operating	49	12	14	23	25	8	17	9	6	2

Operating Cash Flow	349	139	114	96	295	75	220	72	75	73

Liquids—Total
Revenues, Net of Royalties, excluding Hedging	925	373	290	262	852	221	631	202	206	223
Realized Financial Hedging Gain (Loss)	—	(14)	5	9	(4)	(4)	—	—	—	—
Expenses
Production and mineral taxes	37	18	10	9	36	7	29	8	9	12
Transportation and processing	14	7	4	3	6	2	4	1	2	1
Operating	81	23	23	35	39	15	24	11	9	4

Operating Cash Flow	793	311	258	224	767	193	574	182	186	206

Encana Corporation	65	Supplemental Information (prepared in US$)

Third quarter report

for the period ended September 30, 2013

Supplemental Oil and Gas Operating Statistics (unaudited)

Operating Statistics—After Royalties

Per-unit Results, Excluding the Impact of Realized Financial Hedging

	2013				2012
	Year-to- date	Q3	Q2	Q1	Year	Q4	Q3 Year- to-date	Q3	Q2	Q1
Natural Gas—Canadian Division ($/Mcf)
Price	3.26	2.90	3.69	3.21	2.58	3.18	2.37	2.45	2.05	2.56
Production and mineral taxes	0.01	0.01	—	0.01	—	0.01	—	—	0.01	(0.01)
Transportation and processing	1.33	1.38	1.33	1.29	1.12	1.23	1.09	1.01	1.31	0.97
Operating	0.62	0.55	0.65	0.66	0.67	0.55	0.71	0.75	0.71	0.68

Netback	1.30	0.96	1.71	1.25	0.79	1.39	0.57	0.69	0.02	0.92

Natural Gas—USA Division ($/Mcf)
Price	3.81	3.66	4.29	3.50	3.03	3.68	2.82	3.02	2.41	3.00
Production and mineral taxes	0.15	0.13	0.21	0.11	0.11	0.19	0.09	0.15	0.03	0.08
Transportation and processing	1.44	1.53	1.40	1.40	1.10	1.15	1.08	1.14	1.04	1.07
Operating	0.64	0.65	0.61	0.66	0.59	0.55	0.60	0.62	0.56	0.61

Netback	1.58	1.35	2.07	1.33	1.23	1.79	1.05	1.11	0.78	1.24

Natural Gas—Total ($/Mcf)
Price	3.53	3.26	3.99	3.35	2.83	3.45	2.62	2.77	2.25	2.80
Production and mineral taxes	0.08	0.07	0.11	0.06	0.06	0.10	0.05	0.08	0.02	0.04
Transportation and processing	1.39	1.46	1.36	1.35	1.11	1.18	1.08	1.08	1.16	1.02
Operating	0.63	0.60	0.63	0.66	0.62	0.55	0.65	0.68	0.63	0.64

Netback	1.43	1.13	1.89	1.28	1.04	1.62	0.84	0.93	0.44	1.10

Liquids—Canadian Division ($/bbl)
Price	66.13	67.33	65.88	64.72	70.84	61.04	75.13	68.80	76.47	79.96
Production and mineral taxes	1.12	1.91	0.62	0.58	1.13	0.43	1.44	0.62	1.28	2.36
Transportation and processing	1.83	2.41	1.53	1.33	0.75	0.78	0.74	0.10	1.18	0.95
Operating	4.29	3.74	3.77	5.61	2.09	3.60	1.42	1.48	1.68	1.15

Netback	58.89	59.27	59.96	57.20	66.87	56.23	71.53	66.60	72.33	75.50

Liquids—USA Division ($/bbl)
Price	70.48	72.53	68.56	69.91	82.33	77.18	84.28	77.12	86.11	91.05
Production and mineral taxes	4.68	4.90	4.57	4.50	6.63	5.00	7.25	6.46	7.17	8.33
Transportation and processing	—	—	—	—	0.06	—	0.09	—	0.09	0.20
Operating	8.24	5.13	7.54	13.16	5.88	7.05	5.44	7.69	5.52	2.59

Netback	57.56	62.50	56.45	52.25	69.76	65.13	71.50	62.97	73.33	79.93

Liquids—Total ($/bbl)
Price	68.07	69.60	67.10	67.04	75.12	66.65	78.63	72.17	80.32	83.77
Production and mineral taxes	2.71	3.22	2.41	2.33	3.18	2.02	3.66	2.98	3.63	4.41
Transportation and processing	1.01	1.36	0.84	0.73	0.50	0.51	0.49	0.06	0.75	0.69
Operating	6.05	4.35	5.48	8.98	3.50	4.80	2.96	3.98	3.21	1.65

Netback	58.30	60.67	58.37	55.00	67.94	59.32	71.52	65.15	72.73	77.02

Encana Corporation	66	Supplemental Information (prepared in US$)

Third quarter report

for the period ended September 30, 2013

Supplemental Oil and Gas Operating Statistics (unaudited)

Operating Statistics—After Royalties (continued)

Impact of Realized Financial Hedging

	2013				2012
	Year-to- date	Q3	Q2	Q1	Year	Q4	Q3 Year- to-date	Q3	Q2	Q1
Natural Gas ($/Mcf)
Canadian Division	0.48	0.78	0.15	0.50	1.97	1.45	2.15	2.27	2.61	1.69
USA Division	0.47	0.69	0.21	0.53	2.01	1.68	2.12	2.03	2.49	1.86
Total	0.48	0.74	0.18	0.51	1.99	1.57	2.13	2.14	2.54	1.78
Liquids ($/bbl)
Canadian Division	(0.09)	(2.59)	1.00	2.20	—	—	—	—	—	—
USA Division	0.15	(2.73)	1.32	2.67	—	—	—	—	—	—
Total	0.02	(2.65)	1.15	2.41	—	—	—	—	—	—

Per-unit Results, Including the Impact of Realized Financial Hedging

	2013				2012
	Year-to- date	Q3	Q2	Q1	Year	Q4	Q3 Year- to-date	Q3	Q2	Q1
Natural Gas Price ($/Mcf)
Canadian Division	3.74	3.68	3.84	3.71	4.55	4.63	4.52	4.72	4.66	4.25
USA Division	4.28	4.35	4.50	4.03	5.04	5.36	4.94	5.05	4.90	4.86
Total	4.01	4.00	4.17	3.86	4.82	5.02	4.75	4.91	4.79	4.58
Natural Gas Netback ($/Mcf)
Canadian Division	1.78	1.74	1.86	1.75	2.76	2.84	2.72	2.96	2.63	2.61
USA Division	2.05	2.04	2.28	1.86	3.24	3.47	3.17	3.14	3.27	3.10
Total	1.91	1.87	2.07	1.79	3.03	3.19	2.97	3.07	2.98	2.88
Liquids Price ($/bbl)
Canadian Division	66.04	64.74	66.88	66.92	70.84	61.04	75.13	68.80	76.47	79.96
USA Division	70.63	69.80	69.88	72.58	82.33	77.18	84.28	77.12	86.11	91.05
Total	68.09	66.95	68.25	69.45	75.12	66.65	78.63	72.17	80.32	83.77
Liquids Netback ($/bbl)
Canadian Division	58.80	56.68	60.96	59.40	66.87	56.23	71.53	66.60	72.33	75.50
USA Division	57.71	59.77	57.77	54.92	69.76	65.13	71.50	62.97	73.33	79.93
Total	58.32	58.02	59.52	57.41	67.94	59.32	71.52	65.15	72.73	77.02

Encana Corporation	67	Supplemental Information (prepared in US$)

Third quarter report

for the period ended September 30, 2013

Supplemental Oil and Gas Operating Statistics (unaudited)

Results by Resource Play

	2013				2012
	Year-to- date	Q3	Q2	Q1	Year	Q4	Q3 Year- to-date	Q3	Q2	Q1
Natural Gas Production (MMcf/d)—After Royalties
Canadian Division
Cutbank Ridge	503	554	472	482	433	431	433	447	377	476
Bighorn	246	253	242	243	242	244	242	235	263	227
Peace River Arch	124	138	119	115	108	116	105	99	99	119
Clearwater	336	332	331	347	374	366	376	336	353	440
Greater Sierra	177	105	195	232	200	245	185	182	142	231
Other and emerging	14	32	5	3	2	6	2	—	3	—

Total Canadian Division	1,400	1,414	1,364	1,422	1,359	1,408	1,343	1,299	1,237	1,493

USA Division
Piceance	456	444	465	459	475	467	478	476	470	488
Jonah	332	320	332	346	411	365	427	407	426	448
Haynesville	377	336	375	420	475	464	479	475	418	545
Texas	141	132	145	145	167	151	172	157	158	201
Other and emerging	82	77	85	85	94	93	94	91	93	97

Total USA Division	1,388	1,309	1,402	1,455	1,622	1,540	1,650	1,606	1,565	1,779

Oil & NGLs Production (Mbbls/d)—After Royalties
Canadian Division
Cutbank Ridge	1.8	2.0	1.9	1.6	1.5	1.5	1.4	1.6	1.5	1.2
Bighorn	8.3	9.9	7.4	7.4	5.8	9.4	4.7	5.0	3.4	5.5
Peace River Arch	7.5	10.4	6.4	5.6	2.9	3.6	2.7	2.7	2.5	2.7
Clearwater	9.1	9.8	9.2	8.5	8.6	8.1	8.7	8.0	9.0	9.2
Greater Sierra	0.4	—	0.5	0.6	0.5	0.6	0.5	0.4	0.3	0.6
Other and emerging	0.5	0.7	0.6	0.3	0.1	0.4	0.1	0.3	0.2	—

Total Canadian Division	27.6	32.8	26.0	24.0	19.4	23.6	18.1	18.0	16.9	19.2

USA Division
Piceance	5.0	5.5	5.2	4.3	2.2	2.5	2.1	2.7	2.0	1.6
Jonah	4.8	4.8	4.9	4.6	4.1	4.0	4.1	4.3	4.0	4.1
Haynesville	—	—	—	—	—	—	—	—	0.1	—
Texas	—	—	—	—	0.1	—	0.1	0.1	—	0.2
Other and emerging	12.4	15.1	11.5	10.6	5.2	6.1	4.9	5.2	5.2	4.2

Total USA Division	22.2	25.4	21.6	19.5	11.6	12.6	11.2	12.3	11.3	10.1

Capital Investment ($ millions)
Canadian Division
Cutbank Ridge	98	28	19	51	228	60	168	53	35	80
Bighorn	229	68	56	105	333	66	267	82	63	122
Peace River Arch	295	109	85	101	220	55	165	56	52	57
Clearwater	105	26	15	64	131	37	94	17	14	63
Greater Sierra	16	1	6	9	118	14	104	13	47	44
Other and emerging	268	69	120	79	537	141	396	135	112	149

Total Canadian Division	1,011	301	301	409	1,567	373	1,194	356	323	515

USA Division
Piceance	180	81	51	48	328	42	286	68	112	106
Jonah	36	15	13	8	102	15	87	13	25	49
Haynesville	131	44	55	32	337	16	321	46	90	185
Texas	13	5	3	5	62	3	59	14	16	29
Other and emerging	580	185	205	190	898	276	622	239	189	194

Total USA Division	940	330	327	283	1,727	352	1,375	380	432	563

Encana Corporation	68	Supplemental Information (prepared in US$)

Third quarter report

for the period ended September 30, 2013

Supplemental Oil and Gas Operating Statistics (unaudited)

Results by Resource Play (continued)

	2013				2012
	Year-to- date	Q3	Q2	Q1	Year	Q4	Q3 Year- to-date	Q3	Q2	Q1
Drilling Activity (net wells drilled)
Canadian Division
Cutbank Ridge	20	6	7	7	41	13	28	14	7	7
Bighorn	20	3	9	8	31	5	26	6	9	11
Peace River Arch	30	9	10	11	26	6	20	7	7	6
Clearwater	168	81	—	87	260	84	176	93	—	83
Greater Sierra	4	1	1	2	6	—	6	—	—	6
Other and emerging	8	4	2	2	8	3	5	2	2	1

Total Canadian Division	250	104	29	117	372	111	261	122	25	114

USA Division
Piceance	65	20	23	22	116	21	95	21	35	39
Jonah	40	13	13	14	41	11	30	9	7	14
Haynesville	12	5	5	2	17	1	16	—	4	12
Texas	—	—	—	—	4	—	4	1	—	3
Other and emerging	64	24	21	19	107	33	74	35	14	25

Total USA Division	181	62	62	57	285	66	219	66	60	93

Encana Corporation	69	Supplemental Information (prepared in US$)

Encana Corporation

FOR FURTHER INFORMATION:

Investor contact:

Lorna Klose	Patti Posadowski
Manager, Investor Relations	Advisor, Investor Relations
(403) 645-6977	(403) 645-2252

Media contact:

Jay Averill

Manager, Media Relations

(403) 645-4747

Encana Corporation

500 Centre Street SE

P.O. Box 2850

Calgary, Alberta, Canada T2P 2S5

Phone: (403) 645-2000

Fax: (403) 645-3400

www.encana.com